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07022232

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vangold Resources Ltd

*CURRENT ADDRESS

PROCESSED

APR 1 6 2007

**FORMER NAME

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 02891

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/2/07


EXPLORING

VANGOLD

VANGOLD RESOURCES LTD.

•

AN INTERNATIONAL OIL, GAS AND MINERAL CORPORATION

ANNUAL REPORT 2005


PRODUCING



Dedication to Bernard Brynelsen

1911 – 2004

This annual report is dedicated to my Uncle Bern. As one of the world's great explorers, Uncle Bern was famous for his uncanny ability to locate and develop profitable mines. I am inspired by his optimism, his vision and his perseverance.

In 1929, Uncle Bern went to work in the placer fields of the Yukon. He later attended the University of British Columbia, graduating as a mining engineer in 1935. Soon after, Uncle Bern headed to Rossland where he staked the original Rossland gold camp in 1936. He then became convinced that a low-grade deposit in B.C.'s Okanagan had the potential for a profitable mine. However the big mining companies weren't interested. In utter desperation to keep the project alive, Uncle Bern mortgaged his home, which was very rare in those days. Eventually, through his vision and persistence, the Brenda Mine was developed into a world-class copper producer. Uncle Bern's unshakeable determination led to the development of numerous other mines, too.

Uncle Bern remained active in the mining industry well into his eighties, and received many awards, including the Order of British Columbia. Mining truly was his life's passion.

Because of Uncle Bern, mining has been my life's passion, too. I pretty much grew up in the mining business. I started doing soil and stream sampling when I was fourteen, and later worked for Uncle Bern every summer when I was attending university. Ever since, I have devoted my life to acquiring and developing unique properties that I believe have the potential to become world-class mines.

Dal Brynelsen, *President and CEO*

MINERAL EXPLORATION

Papua New Guinea

Mt. Penck

- Widespread gold mineralization identified to support exploration drilling program
- Drill rig mobilized, drilling commences in 2006

Feni Islands

- Analysis of data establishes new drill targets at Kabang Zone

Bismarck

- Trenching reveals wide intervals of mineralization, including 16 metres of 11.14 g/t gold

Mt. Allemata

- Field evaluation defines high-grade gold in trenches and wide zones of anomalous gold in soils
- Drilling program returns intersections that include 1.0 metres of 17.65 g/t gold and 7.1 metres of 3.44 g/t gold

Mt. Nakru

- Trenching program confirms zone of intense silicification and brecciation

Yup River

- Rock sampling program defines new mineralized areas

Uganda

- Acquisitions increase gold and base-metal holdings to 650 square kilometres

British Columbia

- Rossland agreement requires joint venture partner to spend $1.8 million to earn 70% interest

OIL AND GAS

Killam North

- Alberta Energy Utilities Board grants Killam North well new oil pool status
- Six stabilized wells produce 1,240 barrels oil per day

Sarcee

- Test well identifies gas pool of 20 to 30 billion cubic feet

Deep Basin

- Acquire right to earn 21% interest in Rocky Mountain Deep Basin test

CORPORATE FINANCE

- $6.4 million raised through private placement funding



$371,863
$220,715
$904,591
03
04
05
REVENUES



$2,401,771
$1,532,834
$6,254,636
03
04
05
FINANCING



$2,119,878
$3,295,420
$8,784,016
03
04
05
ASSETS



$355,353
$2,087,643
$4,045,394
03
04
05
CAPITAL EXPENDITURES

Dear Fellow Shareholder,

In 2003, it became apparent to me that the world was heading for serious shortages in oil, natural gas and base metals. The magnitude and inevitability of these looming shortages was made obvious to me due to my involvement in a zinc mine in China, which has provided valuable insight into the country's incredible growth.



Dal Brynelsen, *President and CEO*

Today, the expected energy and mineral shortages are a reality. Global political uncertainty has further jeopardized energy supplies, driving the price of oil to an all-time high. Similarly, worldwide economic uncertainty has fueled predictions of gold prices skyrocketing to $1,000 per ounce.

Our Board of Directors, which represents over 100 years of mining, exploration and financing experience, shared my view of probable energy and mineral shortfalls due to growing global demand. We therefore developed a two-part strategy to secure high-quality, high-impact properties so that we could participate fully in growing international demand for natural resources.

First, we set out to acquire properties in gold camps capable of producing world-class ore bodies. Initially, we secured such properties in Papua New Guinea (PNG). During 2005, we added to our portfolio by acquiring a number of gold and base-metal properties in Uganda. More than $20 million and 10 years of extensive preliminary exploration preceded us in these districts.

Since acquiring our PNG properties in 2003 and 2004, we conducted surface and geochemical and geophysical work to better define exploration targets. The results of our exploration indicate that we have the potential to discover several significant ore bodies. One property, Mt. Penck, shows great promise. Accordingly, we commenced a surface drilling program in early 2006 that is expected to run for the balance of the year. Our Mt. Nakru, Bismarck and Feni Islands properties in PNG also have demonstrated significant potential. We now have ground crews working on these and other properties conducting further geochemical and geophysical work.

In Uganda, we plan to do ground exploration and some drilling to test several targets during 2006. I am optimistic that we will be successful attracting a major mining company to joint venture these promising properties.

The second part of our strategy was to use anticipated energy shortages to our advantage by participating in oil and gas projects to establish a steady revenue stream.

In late 2004, we participated in a discovery well in central Alberta that has since become the Killam North oil field. Currently, Killam North contains 6 wells producing from 14 horizontal legs and produces approximately 1,240 barrels of oil per day. The field has more development potential that will certainly increase revenues in 2006.

We have participated in several other promising oil and gas projects since 2004. Of particular importance is the Deep Basin project located in the Rocky Mountain House Deep Gas Basin very close to Shell's one-trillion cubic foot gas pool. We continue to seek low-risk opportunities to grow our oil and gas revenues.

The realization of our strategy is reflected in the numbers. During 2005, total assets increased from $3.3 million to $8.7 million at year end. Oil and gas revenues rose from $220,715 in 2004 to $904,591 in 2005. Our year-end cash position rose from $353,000 in 2004 to $1.6 million in 2005, and climbed to $4.0 million in the first quarter of 2006.


ALBERTA
BRITISH COLUMBIA
CANADA
CALIFORNIA, USA
TEXAS, USA
UGANDA
PAPUA NEW GUINEA

Our improved cash position is the result of our growing oil and gas revenues and strong equity markets and investor support. Together, these factors helped us raise more than $6 million in equity financing during 2005 compared with $1.5 million in 2004. Many long-term shareholders participated in our recent financings, including institutional mining investors who now own approximately 50% of Vangold's outstanding shares, reflecting their confidence in our management, our assets and our future.

Thanks to the efforts of our global team of employees and partners we have built a solid foundation to sustain our growth through 2006 and beyond. Our directors have contributed daily to Vangold's success. I especially thank Mike Muzylowski for his many years of service as a director and for his geological expertise during our mineral property acquisitions. Finally, I thank our shareholders for their continued strong commitment to Vangold.

Dal Brynelsen
President and CEO

Our improved cash position is the result of our growing oil and gas revenues and strong equity markets and investor support. Together, these factors helped us raise more than $6 million in equity financing during 2005 compared with $1.5 million in 2004.


EL 1329 YUP RIVER (50% VAN | 50% NGG)
EL 1320 BISMARCK (50% VAN | 50% NGG)
EL 1021 FENI (50% VAN | 50% NGG)
EL 1322 MT. PENCK (40% VAN | 60% NGG)
EL 1043 MT. NAKRU (25% VAN | 75% NGG)
EL 1324 FERGUSSON (50% VAN | 50% NGG)
EL 1323 MT. ALLEMATA (50% VAN | 50% NGG)

Mt. Penck

Past exploration has verified that our 40%-owned Mt. Penck property has the potential to host a substantial resource of gold mineralization. The mineralized area covers approximately two square kilometres and is similar to the Round Mountain Gold Mine in Nevada, which has produced nearly eight million ounces of gold since 1976.

There is abundant evidence of a well-developed plumbing system of permeable structures, which are necessary for the passage of mineralizing hydrothermal fluids. Our preliminary exploration has defined several mineralized zones, all are open in most directions.

HIGHLIGHTS OF OUR EXPLORATION INCLUDE:

DRILL INTERCEPTS		BULLDOZER TRENCH INTERCEPTS	
Length (metres)	Grade (g/t gold)	Length (metres)	Grade (g/t gold)
72	1.79	18	3.7
14	2.32	8	7.72
2	36.7	18	1.72
6	3.67	3	16.32
		13	2.65

Mineralization is controlled by both steeply dipping and near horizontal rock units. The fact that mineralization occurs in near horizontal units suggests that gold mineralization could occur in areas of Mt. Penck without visible surface expression.

Six prospects have been identified within a northerly trending structural zone on the northwest flank of Mt. Penck. Our initial interest is in two prospects, Kavola East and Koibua.

Recently re-logged drill cores from Kavola East indicate that high gold grades are typically confined to thin veinlets of haematite. The eroded centre of the coincident anomalies presents an interesting drill target. Kavola East is, however, only a small part of the Mt. Penck mineralized system.

The Koibua prospect, with prominent northwest structural control, may be in a radial structure to an intrusive plug. The recent observation of vuggy silica in massive trench exposures at Kavola Junction suggests a magmatic input from a plug. Vuggy silica, a residue from intense leaching by acid and high-temperature fluids, is a typical feature of high sulphidation mineralization.

We are now conducting a surface drilling program on the Kavola East and Koibua prospects with the objective of defining a mineral resource. Kavola East will be drilled at 25 to 50 metre centres to depths of approximately 100 metres to more closely define existing gold mineralization and to estimate an indicated and/or measured resource. Excellent potential exists to extend the known boundaries of mineralization, particularly up-hole or south of hole MPD006 or trench A which encountered 40 metres of 8.89 g/t gold.











Feni Islands

Our 50%-owned Feni Islands projected covers approximately 167 square kilometres. The islands lie within the Lihir Corridor, which hosts the world-class porphyry copper-gold deposit at Bougainville and the world's largest gold porphyry, hot-spring gold deposit at Lihir Island, containing 42 million ounces of gold. Feni has geomorphologies and parallel geological histories similar to Lihir.

Our initial exploration of the islands identified widespread anomalous gold, arsenic and mercury in soils and stream sediments. It also established the presence of several caldera features on both Ambitle and Babase Islands.

We have panned gold from two areas within the central caldera area of Ambitle Island that indicate the presence of very fine-grained gold typical of the refractory gold of the Lihir Island deposits. While the source of the gold is unknown, an obvious area is the Dome prospect, which covers 1.5 square kilometres. This prospect is considered highly prospective for the discovery of either blind Lihir-style gold mineralization or structurally controlled high-grade mineralization.

Numerous drill-hole intersections along the Kabang structural zone within the Dome prospect have confirmed mineralization along a 600 metre strike length. During 2005, a reappraisal of the prospective targets established new drill targets at the Kabang structural zone.

HIGHLIGHTS OF OUR EXPLORATION INCLUDE:

Length (metres)	Grade (g/t gold)
114.0	1.12 (a)
19.9	2.12
15.2	2.56
162	0.46 (b)
18.0	0.72 (c)
10.0	5.7
3.0	10.0

(a) Including 0.2% copper
(b) Including 0.15% copper
(c) Including 0.68% copper











Mt. Nakru

Our 25%-owned Mt. Nakru property is situated along the Rim of Fire, an active volcanic belt that hosts most of the area's large porphyry copper-gold deposits and a number of world-class epithermal gold deposits. The property covers about 47 square kilometres.

Mt. Nakru was previously evaluated on a reconnaissance basis by several major companies. These efforts were conducted after the discovery of world-class deposits such as Ok Tedi, Porgera, Lihir and Bougainville with the objective of locating similar deposits. Earlier exploration surveys suggest excellent exploration potential for a copper-gold porphyry deposit at the Nakru 1 prospect.

Nakru 1 has the best previous results from trenching (45 metres of 2.50 g/t gold) and drilling (74 metres of 0.78% copper and 45 meters of 0.75 g/t gold). A 6,000 metre trenching program was completed in November 2005.

In March 2006, a new area of gold mineralization yielded trench intersections that included 55 metres of 4.79 g/t gold and 15 metres of 1.86 g/t gold. In view of these encouraging results, we will assess options to accelerate exploration at Mt. Nakru.

Mt. Allemata

Our 50% -owned Mt. Allemata project includes 15 named mineral occurrences and is located at the eastern end of the New Guinea mainland, 20 kilometres southwest of Alotua.

The project includes a series of northeast trending anomalous gold-in-soil zones that have been mapped over an area 2.2 by 1.2 kilometres. The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres.

A comprehensive bulldozer/excavator trenching program and mapping and geochemical sampling was completed in February 2005. Approximately 1,025 samples were collected and analyzed.

During May 2005, drilling targeted high-grade gold lobes within the Ulo Ulo North and Mt. Haluba zones. Six holes were drilled totalling 765 metres. All holes encountered gold intersections, most less than 50 metres from surface. Drill intersections included 1.0 metre of 17.65 g/t gold and 7.1 metres of 3.44 g/t gold at Ulo Ulo and Mt Haluba, respectively.

The drilling and surface geochemistry defined numerous narrow and wider lower-grade zones that require further drill testing to evaluate their economic potential.


SUDAN
KILO MOTO EXTENTION
DEMOCRATIC
REPUBLIC OF
THE CONGO
FORT PORTAL
KILEMBE
KAMPALA
KENYA
KAFUNZO
RWANDA


HIGHWAY 22
STAKED
COXEY, GIANT
JUMBO MINES
NORTH BELT
MAIN BELT
HIGHWAY 3B/TRAIL ~ 9km
ROSSLAND CITY BOUNDARY
DEER PARK
AREA
CROWN POINT AREA
SOUTH BELT VEINS
VANGOLD RESOURCES CLAIMS
TECK/COMINCO
ORE VEINS

Uganda

In 2005, we began working with a Ugandan company to substantially increase the licenced areas of our gold and base metal prospects in Uganda. Currently, we are in a property acquisition phase and hold a 100% interest in several attractive projects. Several of our licences have drill-ready geochemical and geophysical anomalies.

Our nine licences in the Kilo Moto region cover approximately 300 square kilometres. Mining of the Kilo Moto goldfields during the 1960s yielded over 8.8 million ounces of gold.

Our Kafunzo prospect in southwest Uganda covers some 287 square kilometres. These licences are located on the Tanzania border, north of the Kabanga nickel/cobalt deposit currently being developed by Falconbridge and Barrick Gold. An aeromagnetic survey identified a significant anomaly in an environment characterized by a belt of mafic and ultramafic bodies hosting nickel laterites, nickel sulphide and platinum group elements mineralization. This anomaly is a drill-ready target.

We have also acquired licences covering approximately 61 square kilometres within the Fort Portal area. Avmin Limited, a South African company, conducted airborne surveys, ground geophysics and geochemistry analysis along this section of the Kilembe copper/cobalt belt, leading to the identification of three drill-ready target anomalies. The Kilembe Mine produced over 16 million tonnes of copper ore grading 1.98% copper and 0.17% cobalt.

Rossland

The Rossland camp is one of B.C.'s major gold mining districts. More than 3 million ounces of gold and 3.5 million ounces of silver were produced here between 1899 and 1928.

Our 113 claims cover approximately 1,500 hectares. Area deposits typically consist of a series of narrow, steeply dipping shoots with short strike lengths but good down-dip persistence and grades. The veins occur in three main belts, Main, North and South.

On the Evening Star claims on the North belt, underground development along a 3 metre-wide vein returned an average grade of 43 g/t gold. In the South belt, veins contain gold and copper in addition to sphalerite, galena, and lead-antimony mineralization. Drill intersections include 5.7 metres of 36 g/t gold, 2.9 metres of 20 g/t gold and 2.0 metres of 22 g/t gold.

Potential exists for disseminated gold deposits in the Deer Park (South belt) and Giant Mine (Main belt) areas where porous sedimentary rocks have been altered and mineralized. Only preliminary investigations have been conducted on these targets.

In 2005, we entered a joint venture agreement with a private company to further develop this project. Our joint venture partner must spend $1.8 million in exploration over the next three years to earn a 70% interest. Vangold's interest will then reduce to 30%.


KILLAM
STRACHAN
DEEP BASIN
SARCEE
EAST CORNING
HENRY DOME



Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to our interest.

Killam North

We enjoyed excellent drilling results in this central Alberta oil field in which we hold a 26.25% interest. The operator, Culane Energy Corp., drilled five successful multi-leg horizontal wells during 2005 to test the Mannville F2F pool. The first well was placed on production in November 2005 and the last in February 2006. Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to our interest.

In February 2006, a sixth well was drilled to test 3-D seismic interpretation. A subsequent geological and engineering evaluation by Culane determined that the areal extent of the pool has been expanded to approximately 400 acres. Oil pay thickness over the pool ranges from 8 to 12 meters and the original oil in place is an estimated 11 to 12 million barrels. The operator has commissioned a detailed water and chemical flooding study to optimize secondary oil recovery from the reservoir.

Sarcee

Vangold holds a 6% working interest in this four-section (2,560 acres) deep gas play located west of Calgary, Alberta. The play is on trend but in a separate accumulation to a Shell Canada well drilled in 1953 that has produced 92 billion cubic feet of gas to date and still produces approximately 1.5 million cubic feet per day.

In September 2005, we participated in the Sarcee 12-13 with our partners, C1 Energy Ltd, the operator, and Arapahoe Energy Corp. The well was drilled to a depth of 3,254 metres and intermediate casing set to 3,160 metres. Immediately below the casing depth, the well encountered a 70 metre gross (48 metres net) interval with 5% average porosity in the primary target, the Turner Valley formation.

Based on 3-D seismic, well logs and preliminary test information, an independent petroleum consulting firm verified the gas pool and estimated the original gas in place to be 20 to 30 billion cubic feet. Similar gas pools in the area feature high deliverability, abundant hydrocarbon liquids and demonstrate long reserve life.

On successful re-completion of the Sarcee 12-13 additional development wells may be drilled to further test the known structure and a second prospective structure identified by 3-D seismic.



Deep Basin

This project is located in the Rocky Mountain Deep Basin of the Alberta Foothills, an area containing some of the most prolific multi-zone gas wells in North America and some of the largest accumulations of oil and gas reserves.

In the nearby section, a Shell Canada well drilled in 1958 and put on production in 1961 tested from 17 million to 51 million cubic feet per day of natural gas, depending on the interval tested and choke size. This well has since produced 87 billion cubic feet of gas and is still producing approximately 1.5 million cubic feet per day.

The prospect to be drilled is covered by high-resolution 3-D seismic and is close to gas processing facilities, enabling a discovery to be quickly placed on production. We expect the test well to spud after permitting is completed in summer 2006.

Under the terms of our farm-out agreement with the operator, Gladius Energy Inc., Vangold has a 35% working interest, which converts to 21% interest after payout.

East Corning

We have participated in 12 successful wells since acquiring a 3.75% interest in this Sacramento Basin, California, gas field in November 2001. Two new wells drilled during 2005 produced the bulk of the field's 2005 production. The field is almost fully depleted with possibly one year of modest production remaining.

Henry Dome

Corning entered into a participation agreement with PB Energy USA, Inc., in February 2005 to earn a 7.5% interest in the Henry Dome prospect located near Tilden, Texas. The first of three possible wells was completed, but has not been brought on production. All three wells are expected to be completed and in production in 2006.

Overview

Management has prepared the following discussion and review of the audited consolidated financial results of Vangold Resources Ltd. (Vangold) based on accounting principles generally accepted in Canada as at April 15, 2006. The focus is primarily a comparison of financial performance for the year ended December 31, 2005 and should be read in conjunction with the audited consolidated financial statements and accompanying notes as at December 31, 2005. Further information on Vangold's public filings may be obtained at www.sedar.com.

Forward Looking Statements

Certain statements contained in this Management Discussion and Analysis are forward looking statements. Forward looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by Vangold and described in the forward looking statements. These include

- uncertainties as to the availability and cost of financing
- possible delays or changes relative to exploration, development or capital expenditures
- risk and uncertainties involving geology of oil and gas
- risks associated with exploration, development and production of oil and gas deposits
- risks involved in carrying on business in foreign jurisdictions

Forward-looking statements are based on the estimates and opinions of Vangold's management at the time the statements were made.

Overall Performance

As at December 31, 2005, Vangold had a strong balance sheet with working capital of $1,880,219 and no long-term debt. During 2005, Vangold achieved a number of significant milestones:

- raised $5,861,740 by way of private placements and $403,896 from the exercise of share purchase warrants
- completed the first phase of the drilling program on the Killam North oil field, generating an oil production revenue stream that is sufficient to cover current operating costs and planned 2006 exploration costs
- spent $3,399,902 on oil and gas properties and $616,463 on mineral exploration

Description of Business

Vangold is a development stage mineral exploration and oil and gas production company. Vangold engages in the identification, acquisition, evaluation and exploration of mineral properties located in Canada, Papua New Guinea, the United States and Uganda. Vangold is actively exploring in Papua New Guinea and Uganda and is active in oil and gas properties in Canada and the United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange, symbol VAN. Vangold conducts business independently and through joint ventures and option earn-in agreements. The following is a brief description of Vangold's major projects.

Papua New Guinea

Feni Islands Gold Project (owned 50% Vangold, 50% New Guinea Gold Corp. (NGG)

The Feni Islands Gold Project (Feni) covers 166.6 square kilometres and includes both the Ambitle and Babase Islands that comprise the Feni Islands. Feni hosts a large gold system similar to the Lihir Gold Mine. Drill intersections include: 114 metres (m) of 1.12 grams per tonne (g/t) gold and 0.2% copper, 19.9m of 2.12 g/t, 15.25m of 2.56 g/t gold, 10m of 5.7 g/t gold, 3m of 10 g/t gold, 162m of 0.46 g/t gold and 0.15% copper, 18m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and copper/gold deposits. It is essentially unexplored in terms of drill testing. During 2005, a complete reappraisal of the prospective targets established new drill targets at the Kabang Structural Zone.

For the year ended December 31, 2005, $ 1,424,250 was expended on the Feni property compared with $1,156,366 for the previous year. For a detailed summary refer to Mineral Properties-Schedule 1.

Kanon Resources Ltd.

Kanon Resources Ltd. (Kanon) is a private company registered in Papua New Guinea, Vangold and NGG own 50% of the company. Kanon holds 100% of six prospecting licenses and 50% of another, all of which are located in Papua New Guinea. Vangold advanced $777,785 to Kanon to fund exploration expenses (when?).

Mt. Penck Gold Project (owned 40%Vangold, 60% NGG)

The Kavola East prospect at Mt. Penck covers 101.4 square kilometres and is situated in West New Britain Province, approximately 55 kilometres west of the provincial capital and Port Kimbe.

The total surface area of gold mineralization at Kavola East, as interpreted from trenching in early 2005, is 10,305 square metres, although the total extent is not yet known. This mineralization has an average grade of 2.6 g/t gold, based on 302 trench channel samples within the mineralization zone. Nominal cut-off grade was 1g/t gold.

There appears to be both steeply dipping and near-horizontal compartments of mineralization. Confidence in continuity is good between surface and 30 metres of vertical depth, but confidence in continuity decreases with depth. Deepest intersections were 6m of 4.7g/t gold at a vertical depth of 120 m in drill hole MPD003 and 13m of 3.06 g/t gold (including 2m of 15.35g/t gold) at a vertical depth of 105m in hole MPD005.

The average surface gold grade of 2.6 g/t and drill-hole mineralization of 3.1 g/t gold (both at a nominal 1 g/t cut off) are comparable, suggesting that the secondary enrichment of gold at surface has not occurred.

In the case of the Kavola East prospect, the resource is inferred from geological evidence consisting of approximately 1,000m of surface bulldozer trenching and 1,000m of diamond core drilling within a zone approximately 150m in width and 250m in length and to a depth of 100m. A specific gravity of 2.4m has been assumed. The limits of mineralization are not yet known. Grade continuity is assumed but requires further drilling to be confirmed.

District Potential

The Kavola East prospect is one of six named prospects that occur within a northerly trending structural zone on the northwest flank of Mt. Penck, which is an extinct, partly eroded, Pliocene strata volcano.

The northerly trending structural zone contains linear zones of gold mineralization. This mineralization appears to have both sub-vertical control in structures and sub-horizontal control within favourable volcanic units. Mineralization occurs within zones of argillic/quartz alteration that individually vary from 200 to 800m in length and 145 to 100m in width.

Kavola East is one such alteration zone, but is only a small part of the Mt. Penck mineralized system. The potential to define additional resources at Kavola East and elsewhere in the exploration license is regarded by the partners as excellent. For example, at the Koibua prospect, approximately 1 kilometre northwest of Kavola East, previous drilling by earlier explorers returned results such as 33m of 2.41 g/t gold (including 12m of 5.05 g/t gold), 10 m of 2.7 g/t gold and 14m of 3.31 g/t gold. Other prospects have had very limited trench or drill exploration and have widespread gold in soil and stream samples. The Kavola mineralization may be part of the same semi-continuous zone (as what) that jointly could represent major gold potential.

From to July to December 2005 the following work was carried out at Mt. Penck:

- Establishment and sampling of a soil grid covering all know prospects. The grid contained 15 cross-lines totalling 14,900 linear metres from which 555 soil and 130 rock samples were collected. Geological mapping of soil auger rock chips was an important component of this program. Results are awaited.
- Review of all historical exploration data from BHP, Indo-Pacific Resources and Kanon with recommendation for field follow-up. The review included relogging seven drill holes completed by Kanon at Kavola East in 2004.
- The technical review and soil-grid mapping has led to the recognition of an aero-magnetic anomaly and potassium anomaly coincident with a zone of sericite-quartz-pyrite alteration and a topographic depression lying at the center of all known prospects. Pannable gold is present in a stream at the centre of the area of interest, which has gone unrecognized by previous explorers and remains little sampled or drilled.
- Extra surface work included relocating old BHP and Indo-Pacific trenches at Kavola East and Koibua, cutting drill sections, mapping at Koibua prospect and reconnaissance prospecting in the Peni Creek prospect area.

The Kanon drill rig arrived in Kimbe from Australia in January 2006. Drilling commenced following mobilization of the rig and supplies to the Mt. Penck site.

Mt. Allemata Project (owned 50%Vangold, 50% NGG)

Mt. Allemata includes 15 named mineral occurrences, including Mt. Haluba, Ulo Ulo and Kaiyahededadeba pistoltic gravel grid. The property is located at the eastern end of the New Guinea mainland, 20 kilometres southwest of Alotua.

A comprehensive bulldozer/excavator trenching program and mapping and geochemical sampling was completed in February 2005. Approximately 1,025 samples were collected and dispatched to laboratories in Australia for analysis.

Earlier programs at Mt. Allemata defined high-grade gold in trench, including 4 m of 100 g/t gold and wide zones of anomalous gold in soils such as a 200 metre wide zone of 1.24 g/t gold as well as a 50 metre wide zone of 4.54 g/t gold. Drilling to track the high-grade gold lobes commenced on the property in May 2005.

The Mt. Haluba prospect includes a series of northeast trending anomalous gold-in-soil zones, which at present extend over an area 2.2 by 1.2 kilometres (2.64 square kilometres). The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres.

During May 2005, drilling commenced on the property. Initial drilling targeted high-grade gold lobes within the Ulo Ulo North zone.

Compilation and synthesis of geochemical results from the Mt Haluba prospect and the Kaiyahedebadeba pistolic grid was largely completed. Drill targets were defined at Mt Haluba and soil sampling has revealed potentially significant areas of gold bearing ironstone gravels in the palaeo-drainage channels within the Kaiyahedebadeba grid.

Six holes were drilled at Mt. Haluba totalling 765 metres during the second and third quarters of 2005. All holes encountered gold intersections, mainly less than 50 metres from surface. The drilling defined numerous narrow and wider lower-grade zones that will require further drill testing to evaluate their economic potential. The drilling and surface

geochemistry shows that anomalous gold occurs over a 2 square kilometre area, much of which remains to be drill tested.

Bismarck Project (owned 50%Vangold, 50%NGG)

In 2004, a trenching program was carried out at the Bismarck property located approximately 100 kilometres northeast of the Porgera mine. We completed a 2,000 metre trenching program at the Awale property (prospect?) and a 1,000 metre trenching program (at Bismarck?) to test gold soil anomaly. Both programs returned wide intervals of gold mineralization, including 112m of 0.46 g/t gold, 4m of 2.20 g/t gold, 4m of 1.26 g/t gold and 16m of 1.14 g/t gold.

Re-sampling of pre-existing trenches at the Tekem prospect was completed in March 2006. Trench assays within the zone included 20m of 4.68 g/t gold, 12m of 2.47 g/t gold and 16m of 10 g/t gold. Results outside the mineralized zone, but within an overall trenched area of 800 by 300 metres, include d 4m of 14.55 g/t gold, 20m of 6.9 g/t gold, 4m of 11.35 g/t gold, 8m of 1.08 g/t gold, 12m of 2.32 g/t gold plus extensive occurrences in the 0.5 to 1.0 g/t range.

Yup River Project (owned 50% Vangold, 50% NGG)

The Yup River project covers 378.5 square kilometres in the historic Amanab goldfield in northwest Papua New Guinea. The property contains 10 separate defined areas of gold mineralization. We commenced an exploration program on this property in February 2005.

We completed a field reconnaissance rock-sampling program in an attempt to locate the source or sources of alluvial gold. Two areas have been defined that will require further investigation, the Amanab and the Dauri prospects. Each shows encouraging concentrations of alluvial gold, but follow-up exploration is required to assess the significance.

Yup River has yielded moderately encouraging results, but due to Kanon's commitments on its other properties in Papua New Guinea, no further work is scheduled until mid-2006 at the earliest.

Mt. Nakru Copper Project (owned 25% Vangold, 75% NGG)

Kanon owns a 50% interest in the Mt. Nakru project, which consists of four separate but closely spaced occurrences (of what?) in the West New Britain Province. The majority of previous exploration focused on the Nakru 1 and 2 prospects. The widespread occurrence of mineralized lithic-breccia clasts in the colluvium at Nakru 1 suggests the potential discovery of a significant bedrock source of hypogene gold mineralization. At Nakru 2, rock-chip sampling, costean mapping and channel sampling found higher-grade gold and copper (higher than what?).

Work at Nakru 1 continues. Following a 6,000 metre trenching program completed in November 2005, three machines are currently cutting two contour trenches. It is anticipated that approximately 1,000 trench samples will be collected during the 2006 field program.

In March 2006, a new area of gold mineralization was encountered northwest of previous mineralization. Separate trench intersections included 55m of 4.79 g/t gold and 15m of 1.86 g/t gold. In view of the encouraging results, we will assess options to accelerate exploration plan at Mt. Nakru.

Ferguson Island Project (owned 50% Vangold, 50% NGG)

(location?) Reconnaissance sampling and mapping of the Igwageta prospect was completed during May 2005, resulting in the collection of 199 channel and grab samples. In addition, 86 were drilled on 6 prospects. The best drill results included 10m of 8.24 g/t gold and 12m of 5.88 g/t gold

Expenditures by Kanon on behalf of Vangold for the year ended December 31, 2005 are summarized below:

Description	Mt. Penck	Mt. Allemata	Yup River	Bismarck	Ferguson	Mt. Nakru	Total 2005	Total 2004
Aircraft	$12,933	$6,021	$3,389	$16,350	$689	$27,629	**$67,011**	$13,171
Assays	2,440	11,684	4,830	4,097	856		**23,907**	17,794
Consulting	5,854	2,862	1,737	4,644	821	2,623	**18,541**	13,423
Drilling	36,508	73,334					**109,842**	63,845
Field costs	55,357	28,062	3,677	2,533	2,605	81,080	**173,314**	50,369
Field wages	37,220	34,590	11,476	13,467	2,464	30,373	**129,590**	45,716
Geophysics/ Geochemistry	5,770	5,445	3,843	222	218	665	**16,163**	20,824
Operator fees	18,218	19,726	3,853	5,894	1,300	16,800	**65,791**	23,985
Travel, other	359	11,087	4,492	14,547	743	16,468	**47,696**	16,947
Tenement	3,850	3,192	1,701	2,259	2,064	2,197	**15,263**	22,029
Total	**$178,509**	**$196,003**	**$38,998**	**$64,013**	**$11,760**	**$177,835**	**$667,118**	**$288,103**

Other Properties

Rossland Property

The Rossland properties situated in and around Rossland, B.C. comprise three principal groups: North Belt (including the former producing gold mines Iron Colt, Evening Star and Georgia), South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines) and Deer Park Hill. Our properties contain numerous old pits, shafts, adits and other workings constructed to explore and develop numerous gold occurrences. No meaningful exploration work was carried out during the year ended December 31, 2005.

In February 2005, we entered into an option and joint venture agreement with a private company to facilitate exploration of our Rossland properties. The Agreement calls for the optionee to expend $1.85 million and issue 800,000 shares (of what?) in instalments through April 30, 2009 to earn a 70% interest in the properties. Throughout 2005, all exploration work in the Rossland District was undertaken by the joint venture. (The last sentence in this para and the preceding para need clarification.)

Gallagher Gold Project

Vangold acquired by staking 24 contiguous unpatented mineral claims in White Pine County, Nevada, approximately 24 miles north of Ely, Nevada and 15 miles southeast of the Limousine Butte project. We control a 100% interest in the Gallagher Gold project and claims are held in trust. The claims cover a large hydrothermal gold system that exhibits alteration features indicative of sediment-or structure-hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

Uganda

Vangold signed an option agreement in June 2005 with a Ugandan company to earn a 100% interest in four copper-cobalt prospects licences in western Uganda. The area covered by the licences is an extension of the Kilembe Mine Belt, which has produced over 16 million tonnes of ore grading 1.98% copper and 0.17% cobalt.

In September 2005, we signed an amending agreement to acquire a 100% interest in another three licenses in western Uganda. Two of these are located in the Kilembe Mine concession area, which was mined between 1956 and 1977 by Falconbridge. The third license is located on east of Kilembe in the Western Rift Valley in Fort Portal. It license covers a trend of metamorphosed mafic volcanic and volcanic sediments on the east side of the Western Rift Valley. The rocks constitute a portion of the extension of the copper-cobalt mineralized units found at the Kilembe Mine.

In October 2005, we acquired three additional copper-cobalt properties licenses in western Uganda, increasing the number of exploration licenses to seven, which cover 80 square kilometres.

In consideration for the licenses, Vangold will pay 100% of exploration costs and a minimum of $20,000 US per year for three years. In addition, we have issued 150,000 common shares and will issue a further 100,000 common shares in 2006 and 2007.

In the first quarter of 2006, Vangold optioned five copper mineral licenses covering 60 square kilometres in the Kilembe prospect and four licenses covering 187.5 square kilometres in the Kilo Moto gold region. In addition, we acquired 277 square kilometres in the Kufunzo nickel prospect located north of the Kabunga nickel deposit and acquired a 14 square kilometre license within the Fort Portal area.

Oil and Gas Properties

Results of Vangold's oil and gas operations before depletion and depreciation for the year ended December 31, 2005 are as follows:

	December 31, 2005	December 31, 2004
Petroleum revenue	**904,591**	$220,715
Royalties	**(203,377)**	(47,525)
Operating costs	**(124,736)**	(42,573)
Net petroleum income	**$576,478**	$130,617

East Corning, California

Vangold's wholly owned subsidiary, Corning Energy Inc. (Corning), *and its partners own* interests in from nine producing wells in the East Corning gas field located near Red Bluff in Tehama County, California. Corning has a 3.75 % gross interest in the wells. Two wells drilled during 2005 produced the bulk of the field's 2005 production. The field is almost fully depleted with possibly one year of modest production remaining.

Henry Dome, Texas

Corning entered into a participation agreement with PB Energy USA, Inc., in February 2005 to earn a 7-1/2% interest in the Henry Dome prospect located three miles northwest of Tilden, Texas. The first of three possible wells completed, but has not been brought on production. All three wells are expected to be completed and in production in 2006.

Killam North, Alberta

Vangold holds a 26.25% interest in the Killam North oil field located in central Alberta, Canada. The field contains six wells; five are multi-leg horizontal wells within the field. Current stabilized production is 1,240 barrels per day, 325 barrels to Vangold's interest.

A vertical test well drilled in February 2006 confirmed the operator's 3-D seismic interpretation and extended the areal extent of the pool. An in-house geological and engineering evaluation of the Upper F2F pool was conducted using all new well data, existing well data and seismic. From this evaluation the operator determined that the areal extent of the pool is approximately 400 acres. Oil play (pay?) thickness over the pool ranges from 8 to 12 metres and the pool's original oil in place is 11 to 12 million barrels. The operator has commissioned a detailed water and chemical flooding study to optimize secondary oil recovery from the reservoir.

Deep Basin, Alberta

Vangold entered into a farmout participation and agreement with Gladius Energy Inc., an Alberta-based oil and gas company, to participate in the drilling, completing and equipping of a high-impact, natural-gas test well in the Deep Basin of the Alberta Foothills. We will (can?) earn a 21% interest in the test well under the terms of the agreement. Vangold paid a $50,000 non-refundable prospect fee upon execution of the agreement and has agreed to pay a non-refundable equalization fee of $355,000 immediately upon Gladius providing evidence of the licensing of the test well. The test well is to be drilled after permitting is completed, which is expected in July 2006.

Chigwell Area, Alberta

In February 2005, Vangold entered into a participation and farm-in agreement to drill a test well in the Chigwell Area of Alberta. Vangold paid 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well, which is drilled and will be completed at a later date.

Sarcee Reserve, Alberta

Vangold entered into a participation agreement in June 2005 to drill a test well on the Sarcee Indian Reserve. Vangold will pay 10% of actual costs to earn a 6% working interest in the well. Completion and production testing of the Sarcee 12-13 well was finalized in December 2005. During completion, water intruded through the casing sidewall. Subsequently, independent consultants recommended remedial completion work for well. This work will be carried out in the second or third quarter of 2006. On successful re-completion of the well an additional two or three Mississippian development wells may be drilled on these lands.

Vangold's share of gross working interest remaining reserves and future cash flow as reported by Degolyer and McNaughton as at December 31,2005 is as follows:

Vangold Share

Gross Working Interest Remaining Reserves — Future Cash Flow Discounted

Reserve Category	Light Crude Oil stb	Natural Gas MMcf	NGLs bbl	Un-discounted Ms	At 5% Ms	At 10% Ms	At 15% Ms	At 20% Ms
Proved Development Non Producing	-	170	3,105	988	757	603	494	414
Proved Undeveloped	-	252	4,609	1,266	895	669	522	420
Total Proved	-	422	7,714	2,254	1,652	1,272	1,106	834
Probable	-	396	7,246	2,711	1,188	715	506	387
Total Proves + Probable	-	818	14,960	4,965	2,840	1,987	1,522	1,221
Possible	-	206	3,767	1,450	592	341	233	174
Total	-	**1,024**	**18,727**	**6,415**	**3,432**	**2,328**	**1,755**	**1,395**

Strachan Field, Alberta

Vangold entered into a farm-in agreement in June 2005 to drill a test well in the Strachan Field located near Rocky Mountain House, Alberta. Vangold will pay 9.77% of costs to earn a 9.166% interest. During completion in October 2005, five significant zones were encountered in hole. A tight hole policy is in effect, meaning no flow rate information can be released. A 3-D seismic survey covering 9.5 square miles has been acquired and two more wells are planned.

Selected Annual Consolidated Financial Information

The selected annual consolidated financial information presented below should be read in conjunction with the consolidated annual financial statements.

	Year ended December 31 ,2005	Year ended December 31, 2004	Year ended December 31,2003
Total Revenues	**$933,029**	$220,715	$371,863
Loss before discontinued operations and extraordinary items	**$1,106,104**	$1,557,326	$905,112
Loss per share basic and diluted	**($0.03)**	($0.06)	($0.08)
Net Loss	**$1,106,104**	$1,557,326	$905,112
Loss per share basic and diluted	**($0.03)**	($0.06)	($0.08)
Total Assets	**$8,779,000**	$3,295,420	$2,170,093
Total long term liabilities	**$26,332**	$21,254	$21,354
Cash dividends declared per share	**Nil**	Nil	Nil

Discussion of Financial Results

Total revenue for 2005 was $933,029, an increase of $712,314 over 2004. Of this, $249,371 is directly attributed to increased natural gas production and higher natural gas prices from the East Corning gas field and first-time oil revenues from the Killam North field test well of $424,504. The balance of the revenue increase was due to interest earned on short-term investments. Total expenses for 2005 were $1,835,756 compared with $1,748,374 for 2004.

For 2005, the company reported a net loss of $1,106,104 ($0.03 per share) compared with a net loss of $1,557,374 ($0.06 per share) for 2004.

Net proceeds from financing activities during 2005 totalled $6,254,686 compared with $1,532,834 for 2004. Vangold is using these funds to cover operating costs and to fund its mineral and oil and gas exploration.

At December 31, 2005, Vangold had cash and cash equivalents of $1,661,967, accounts receivable of $442,430, prepaid expenses of $12,050, accounts payable of $233,496, amounts due to related parties of $2,732, resulting in total working capital of $1,880,219 compared with $238,343 at December 31, 2004.

Expenses

Total expenses 2005 were $1,835,756 compared with $1,557,324 for 2004. The net increase of $87,382 was the result of higher general and administration expenses ($342,081), higher operating costs at the Killam North oil field, increased royalties ($155,852), increased depletion and abandoned gas properties ($210,901). The increase was partially offset by a ($583,398) decline in stock-based compensation.

Advertising expenses declined by $121,876 from 2004 as Vangold opted instead to reach investor audiences by attending trade shows and conferences and by engaging investor relations groups in Canada, United States and Europe.

Management fees increased by $8,848 over 2004 as approved by the Board of Directors.

Vangold retains outside consultants to attend to its accounting, auditing, legal, compliance and administrative functions. In 2005, fees paid to consultants increased by $70,696 over the previous year. This increase reflects the expansion of Vangold's business, asset base and revenue stream and the increased costs associated with compliance, administration and reporting.

Travel and accommodation increased by $45,458 over the previous year. Vangold has projects in Canada, Africa and Papua New Guinea all which result in travel costs. Travel costs were also incurred for presentations made to European fund managers and investment brokers who later subscribed to substantial private placements.

Investor relations expenses increased by $126,161. Most of this was offset by reduction of advertising expenses in 2005, however, additional investor relations expenses were incurred in conjunction with equity financings that raised more than $ 6.4 million for Vangold in 2005.

Liquidity and Solvency

At December 31, 2005 Vangold's working capital was $1,880,219. Subsequent to the year end, Vangold raised $3,119,268 from the exercise of share-purchase warrants. Vangold had approximately $4,000,000 in cash and cash equivalents at April 15, 2006. The cash reserve and increasing revenue from the Killam North field will enable Vangold to meet its 2006 operating and capital budgets.

Related Party Transactions

During 2005, Vangold paid or accrued to directors management and consulting fees of $267,000 and reimbursed general and administrative expenses of $17,117. At December 31, 2005, Vangold owed $2,732 to a director. All transactions were in the normal course of business.

Selected Quarterly Financial Information

The table below presents selected unaudited quarterly consolidated financial information

	December 31,2005	September 30,2005	June 30, 2005	March 31, 2005
Revenue	**$454,707**	**$243,471**	**$93,096**	**$95,207**
Loss for the quarter	**($413,765)**	**($176,738)**	**($291,989)**	**($223,612)**
Loss per share	**($0.01)**	**($0.01)**	**($0.01)**	**($0.01)**

	December 31, 2004	September 30, 2004	June 30, 2004	March 31,2004
Revenue	$43,781	$42,049	$46,658	$88,955
Loss for the quarter	($758,619)	($244,371)	($270,477)	($253,857)
Loss per share	($0.04)	($0.01)	($0.02)	($0.03)

Operating Results Fourth Quarter

Operating revenue from the for the three months ended December 31, 2005 was $447,387 an increase of $404,376 over the same period last year. Total expenses were $907,742 compared with $838,045 for the same period in 2004. Vangold reported a net loss for fourth quarter of $553,929 ($0.01 per share) compared with a net loss of $788,621 ($0.03 per share) for the same period in 2004.

Net proceeds from financing activities during the fourth quarter totalled $2,646,818 compared with $5,389 for the same period in 2004.

At December 31, 2005, Vangold had cash and cash equivalents of $1,661,967, accounts receivable of $442,430, prepaid expenses of $12,050, accounts payable and accrued liabilities of $236,228 and due to related parties of $2,732 for total working capital of $1,880,219 compared to $361,657 as at December 31, 2004

Expenses

Total expenses for the three months ended December 31, 2005 were $767,378 versus $839,045 for the same period in 2004.

Operating expenses for the East Corning gas field and the Killam North oil field for the three months ended December 31, 2005 were $45,931 versus $28,844 for the same period in 2004.

General and administrative costs for the three months ended December 31, 2005 were $504,003 versus $144,313 for the same period in 2004.

Stock-based compensation for the three months ended December 31, 2005 was NIL versus $ 513,330 for the same period in 2004.

Depletion and depreciation for the three months ended December 31, 2005 was $331,546 versus $41,525 for the same period in 2004.

Liquidity and Solvency

At December 31, 2005 Vangold's working capital was $1,880,219. Subsequent to the year end, Vangold raised $3,119,268 from the exercise of share-purchase warrants. Vangold had approximately $4,000,000 in cash and cash equivalents at April 15, 2006. The cash reserve and increasing revenue from the Killam North field will enable Vangold to meet its 2006 operating and capital budgets.

Related Party Transactions

During the three month period ended December 31, 2005, Vangold paid or accrued to directors management and consulting fees of $110,500 and reimbursed general and administrative expenses of$2,736. At December 31, 2005, Vangold owed $2,732 to a director. All transactions were in the normal course of business.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Vangold, except for join exploration arrangements as disclosed elsewhere in this management discussion and analysis.

Financial Instruments

Vangold's financial instruments consist of cash, accounts receivable, accounts payable, accrued liabilities and amounts due to joint-interest owners and related parties. Unless otherwise noted, it is management's opinion that the Vangold is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

Vangold is exposed to foreign currency fluctuations through is subsidiary in the United Sates and its operations in Papua New Guinea. Management monitors this exposure.

Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of Vangold. Amounts recorded for depletion, accretion expense, depreciation, future asset retirement obligation, stock based compensation and taxation are based on estimates. By their nature these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant

Summary of Securities as at December 31, 2005

Authorized Capital
Unlimited common shares without par value

Issued and outstanding	Number of Shares	Amount
Balance as at December 31, 2005	56,455,237	$21,828,666

Share warrants outstanding December 31,2005

Number of Warrants	Price	Expiry
8,514,571	$0.25	February 2006
2,000,000	$0.30	February 2006
770,000	$0.25	February 2006
3,060,000	$0.30	August 2006
700,000	$0.30	September 2006
300,000	$0.30	October 2006
8,885,028	$0.35	November 2006

Stock options outstanding December 31, 2005

Number of common shares	Exercise Price	Date of Expiry
350,000	$0.10	May 2006
1,119,460	$0.22	April 2008
2,430,540	$0.30	June 2007
1,250,000	$0.30	September 2010
400,000	$0.35	December 2008
300,000	$0.35	December 2010

Outstanding common shares, warrants and stock options at April 15, 2006

Outstanding Shares	68,259,806
Outstanding Warrants	12,685,028
Outstanding Option	5,710,883

Directors and Officers as at April 15, 2006

Directors	Officers
Dal Brynelsen	Dal Brynelsen, President and CEO
Locke Goldsmith	H. Martyn Fowlds, Vice-President
Mike Muzylowski	Sandy Huntingford, Chief Financial Officer
H. Martyn Fowlds	Margo Peters, Secretary
J.Michael Mackey	Locke Goldsmith, Vice-President Exploration, North America
	David Lindley, Vice President Exploration, Papua New Guinea

Subsequent Events

- Vangold incurred completion costs of $491,268 subsequent to December 31, 2005 on the Killam North oil project. Production to Vangold has stabilized at 325 barrels of oil per day.

- Vangold raised $2,998,443 on the exercise of 11,264,571 share purchase warrants.

- Vangold optioned the Kilo Moto prospect in Uganda, which consists of five copper/cobalt mineral licenses covering 60 square kilometres. Vangold will issue 100,000 shares and finance exploration to earn a 100% interest in the prospect

- Vangold acquired an additional four licenses covering 187.5 square kilometres in the Kilo Moto region, added 277 square kilometres in the Kufunzo Prospect and acquired a 14 square kilometre license within the Fort Portal area.

- Vangold issued a 100,000 incentive stock option, exercisable for three years at a price of $0.35.

- Vangold issued 259,998 common shares upon the exercise of 150,000 stock options at $0.22 per share and 109,998 stock options at $0.30 per share for cash proceeds of $65,999.

Mineral Properties

December 31, 2005

	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total
ACQUISITION COSTS						
Balance, beginning of year	$54,650	$1	$9,028	$176,000		$239,679
Incurred, during year				76,000	74,343	150,343
Balance, end of period	$54,650	$1	$9,028	$252,000	$74,343	$390,022
EXPLORATION EXPENDITURES						
Aircraft charters				431		431
Assays						
Drilling						
Equipment rental						
Field costs				430		430
Field wages				7,485	37,583	45,068
Food, travel & lodging				-		
Geological consulting					21,820	21,820
Geophysics				1,170		1,170
Legal fees	639				2,942	3,581
Operators fees				1,517		1,517
Staking & other costs	2,404	2,716	3,776	1,744	4,357	14,997
Tenement Costs				3,107		3,107
	3,043	2,716	3,776	15,884	66,702	92,121
Balance, beginning of year	67,902	12,724	7,693	1,156,366	-	1,244,685
Balance, end of year	70,945	15,440	11,469	1,172,250	66,702	1,336,806
TOTAL	$125,595	$15,441	$20,497	$1,424,250	$141,045	$1,726,828

December 31, 2004

	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
ACQUISITION COSTS					
Balance, beginning of year	$48,650	$1	$9,028	$112,000	$169,679
Incurred, during year	6,000			64,000	70,000
Balance, end of period	$54,650	$1	$9,028	$176,000	$239,679
EXPLORATION EXPENDITURES					
Aircraft charters				69,849	69,849
Assays				29,384	29,384
Drilling				534,654	534,654
Equipment rental				46,995	46,995
Field costs				124,251	124,251
Field wages				101,322	101,322
Food, travel & lodging				23,514	23,514
Geological consulting				10,242	10,242
Geophysics				7,665	7,665
Legal fees	12,072				12,072
Operators fees				102,912	102,912
Staking & other costs	1,074	2,114	4,233		7,421
Tenement Costs				2,324	2,324
	13,146	2,114	4,233	1,053,112	1,072,605
Balance, beginning of year	54,757	10,610	3,460	103,254	172,080
Balance, end of year	67,902	12,724	7,693	1,156,366	1,244,685
TOTAL	$122,552	$12,725	$16,721	$1,332,366	$1,484,364

CONSOLIDATED FINANCIAL STATEMENTS | DECEMBER 31, 2005 AND 2004


100
125
125
100
75
50

To the Shareholders of Vangold Resources Ltd.:

We have audited the consolidated balance sheets of Vangold Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Lancaster & David
CHARTERED ACCOUNTANTS

Vancouver, BC
April 21, 2006

	December 31, 2005	December 31, 2004
ASSETS		
CURRENT		
Cash and cash equivalents	**$ 1,661,967**	$ 353,906
Accounts receivable	**442,430**	70,865
Prepaid expenses	**12,050**	2,078
	2,116,447	426,849
OIL & GAS PROPERTIES (Note – 3)	**3,604,496**	560,123
MINERAL PROPERTIES (Note - 4)	**1,726,828**	1,484,364
PROPERTY & EQUIPMENT	**34,934**	15,064
INVESTMENT (Note – 5)	**1,301,311**	809,020
	$8,784,016	$3,295,420
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**$ 233,496**	$ 123,413
Due to related parties	**2,732**	65,093
	236,228	188,506
ASSET RETIREMENT OBLIGATIONS	**26,532**	21,354
	262,760	209,860
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note - 7)	**21,828,666**	15,440,550
CONTRIBUTED SURPLUS	**979,333**	1,201,927
DEFERRED COMPENSATION	**-**	(376,278)
DEFICIT	**(14,286,743)**	(13,180,639)
	8,521,256	3,085,560
	$ 8,784,016	$ 3,295,420

Approved on Behalf of the Board

Director: Dal S. Brynelsen

Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

Consolidated Statements of Loss and Deficit

	Year Ended December 31, 2005	Year Ended December 31, 2004
REVENUE		
Petroleum revenue	$904,591	$220,715
Royalties	(203,377)	(47,525)
	701,214	173,190
Interest earned	28,438	17,858
	729,652	191,048
EXPENSES		
Operating	124,736	42,573
General and Administrative	1,174,608	832,519
Stock-based Compensation	160,164	693,502
Depletion and Depreciation	368,540	167,697
Equity Loss from Investment	7,708	12,083
	1,835,756	1,748,374
NET LOSS FOR THE YEAR	(1,106,104)	(1,557,326)
DEFICIT, BEGINNING OF YEAR	(13,180,639)	(11,623,313)
DEFICIT, END OF YEAR	$(14,286,743)	($13,180,639)
LOSS PER SHARE		
Basic and Diluted	($0.03)	($0.06)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
Basic	40,768,000	26,910,000

(The accompanying notes are an integral part of these consolidated financial statements)

CASH FLOWS PROVIDED BY (USED FOR)	Year Ended December 31, 2005	Year Ended December 31, 2004
OPERATING ACTIVITIES		
Net loss for the year	**($1,106,104)**	($1,557,326)
Adjust for items not involving cash:		
Depletion & depreciation	**370,866**	167,697
Stock-based compensation	**160,164**	693,502
Equity loss from investment	**7,708**	12,083
	(567,366)	(684,044)
NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS		
Accounts receivable	**(371,565)**	7,065
Prepaid expenses	**(9,972)**	17,036
Due from related parties	-	5,660
Accounts payable	**186,878**	(16,626)
Payable to joint interest partners	**(76,795)**	18,929
Due to related parties	**(62,361)**	64,964
	(333,815)	97,028
	(901,181)	(587,016)
INVESTING ACTIVITIES		
Oil & gas properties	**(3,399,902)**	(523,172)
Mineral properties exploration	**(115,464)**	(1,072,606)
Purchase of Property & equipment	**(30,029)**	(6,762)
Investment	**(499,999)**	(485,103)
	(4,045,394)	(2,087,643)
FINANCING ACTIVITIES		
Proceeds from issue of share capital	**6,254,636**	1,532,834
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,308,061**	(1,141,825)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**353,906**	1,495,731
CASH AND CASH EQUIVALENTS, END OF YEAR	**$1,661,967**	$353,906
CASH AND CASH EQUIVALENTS		
Cash in Bank	**643,101**	245,470
Short Term Investments	**1,018,866**	108,436
	$1,661,967	$353,906
SUPPLEMENTARY CASH FLOW INFORMATION		
Income taxes paid	**—**	—
Interest paid	**—**	—

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States, Uganda and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $14,286,743 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation), and 686614 BC Ltd. (a British Columbia corporation). All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2005, there was $1,018,866 in cash equivalents (2004 - $108,436).

Financial instruments

The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda and Papau, New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Property and equipment

Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $10,159 (2004 - $4,041) for the year ended December 31, 2005.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Impairment of long-lived assets

The Company follows the recommendations of CICA Handbook Section 3063, *"Impairment of Long-Lived Assets"*. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Asset Retirement Obligation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 *"Asset Retirement Obligations"*. This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Beginning asset retirement obligations	**$ 21,354**	$ -
Liabilities incurred	**15,600**	21,354
Deletions related to property disposals	**(15,468)**	-
Accretion	**5,046**	-
Total asset retirement obligations	**$ 26,532**	$ 21,354

Investments

The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Loss per share

The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options

and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Income taxes
Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

Reclassifications
Certain of the comparative figures have been reclassified to conform with the current year's presentation.

NOTE 3 - OIL & GAS PROPERTIES

	December 31, 2005	December 31, 2004
UNITED STATES		
East Corning Property, California		
Carrying costs	$ 693,641	$ 676,909
Less depletion and amortization	(685,539)	(632,956)
	8,102	43,953
Henry Dome Gas Property, Texas		
Intangible drilling and completion costs	243,302	-
Total costs, United States	251,404	43,953
CANADA		
Killam North Oil Property, Alberta		
Intangible drilling and completion costs	1,283,784	300,139
Other costs	150,868	45,765
Unexpended advances	361,445	120,266
	1,796,097	466,170
Less depletion and amortization	(45,000)	-
	1,751,097	466,170
Gladius Deep Basin Gas Property, Alberta		
Prospect fee	50,000	50,000
Antelope Lake Gas Property, Alberta		
Intangible drilling and completion costs	203,749	-
Less depletion and amortization	(203,749)	-
	-	-
Chigwell Gas Property, Alberta		
Intangible drilling and completion costs	176,514	-
Sarcee Gas Property, Alberta		
Intangible drilling and completion costs	866,862	-
Strachan Field Gas Property, Alberta		
Intangible drilling and completion costs	403,342	-
Alder Flats Gas Property, Alberta		
Intangible drilling and completion costs	67,160	-
Less depletion and amortization	(67,160)	-
	-	-
Ferrier, Alberta		
Lease costs	89,677	-
Total costs, Canada	3,353,092	516,170
TOTAL	$ 3,604,496	$ 560,123

United States

California, USA
The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA
The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

Alberta Canada
The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a Participation and Farm-in Agreement, dated February 28, 2005, to drill two test wells in the Antelope Lake Area, Alberta. The Company will pay 25% of the cost to earn a 15% net interest after payout in the first well, and will pay 20.315% of costs to earn a 12.1875% interest after payout in the second well. This property was abandoned in 2005.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated August 18, 2005 to participate in the recompletion of a Viking Formation gas well at Alder Flats, Pembina area of Alberta. The Company will earn a 6% working interest. This property was abandoned in 2005.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

NOTE 4 – MINERAL PROPERTIES

	December 31, 2005					
	North Belt	South Belt	Gallagher	Feni Island	Uganda	Total
ACQUISITION COSTS						
Balance, beginning of year	$54,650	$1	$9,028	$176,000	$ -	$239,679
Incurred, during year	-	-	-	76,000	74,343	150,343
Balance, end of year	54,650	1	9,028	252,000	74,343	390,022
EXPLORATION EXPENDITURES						
Aircraft charters	-	-	-	431	-	431
Assays	-	-	-	-	-	-
Drilling	-	-	-	-	-	-
Equipment rental	-	-	-	-	-	-
Field costs	-	-	-	430	-	430
Field wages	-	-	-	7,485	37,583	45,068
Food, travel & lodging	-	-	-	-	-	-
Geological consulting	-	-	-	-	21,820	21,820
Geophysics	-	-	-	1,170	-	1,170
Professional fees	639	-	-	-	2,942	3,581
Operators fees	-	-	-	1,517	-	1,517
Staking & other costs	2,404	2,716	3,776	1,744	4,357	14,997
Tenement costs	-	-	-	3,107	-	3,107
	3,043	2,716	3,776	15,884	66,702	92,121
Balance, beginning of year	67,902	12,724	7,693	1,156,366	-	1,244,685
Balance, end of year	70,945	15,440	11,469	1,172,250	66,702	1,336,806
TOTAL	$125,595	$15,441	$20,497	$1,424,250	$141,045	$1,726,828

	December 31, 2004				
	North Belt	South Belt	Gallagher	Feni Island	Total
ACQUISITION COSTS					
Balance, beginning of year	$48,650	$1	$9,028	$112,000	$169,679
Incurred, during year	6,000	-	-	64,000	70,000
Balance, end of year	54,650	1	9,028	176,000	239,679
EXPLORATION EXPENDITURES					
Aircraft charters	-	-	-	69,849	69,849
Assays	-	-	-	29,384	29,384
Drilling	-	-	-	534,654	534,654
Equipment rental	-	-	-	46,995	46,995
Field costs	-	-	-	124,251	124,251
Field wages	-	-	-	101,322	101,322
Food, travel & lodging	-	-	-	23,514	23,514
Geological consulting	-	-	-	10,242	10,242
Geophysics	-	-	-	7,665	7,665
Professional fees	12,072	-	-	-	12,072
Operators fees	-	-	-	102,912	102,912
Staking & other costs	1,074	2,114	4,233	-	7,421
Tenement costs	-	-	-	2,324	2,324
	13,146	2,114	4,233	1,053,112	1,072,605
Balance, beginning of year	54,757	10,610	3,460	103,254	172,080
Balance, end of year	67,902	12,724	7,693	1,156,366	1,244,685
TOTAL	$122,552	$12,725	$16,721	$1,332,366	$1,484,364

North Belt Property, Rossland, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Rossland, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

Stage 1: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).

Stage 2: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).

Stage 3: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.

Stage 4: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in seven copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of $20,000 US per year for three years, has issued 150,000 common shares, with a further 100,000 common shares to be issued in 2006 and 2007

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

	December 31, 2005	December 31, 2004
Carrying Value of Kanon Investment		
Cash	$70,000	$70,000
1,600,000 common shares issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon operating loss	(19,791)	(12,083)
	386,209	393,917
Cash Advances	915,102	415,103
	$1,301,311	$809,020

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	December 31, 2005	December 31, 2004
Bismark Project	$87,133	$23,120
Mt. Allemata Project	273,881	77,878
Fergusson Project	32,321	20,561
Mt. Nakru	177,835	-
Yup River Project	54,574	15,576
Mt. Penck Project	329,477	150,968
	$955,221	$288,103

NOTE – 6 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company incurred the following amounts to directors: management and consulting fees of $267,000 (2004 – $239,300) reimbursement of general and administrative expense of $17,117 (2004-$51,003). At December 31, 2005, $2,732 (2004 – $65,093) was owing to directors. These transactions are in the normal course of business at the exchange amount, which is the amount established and agreed to by the parties.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance December 31, 2003	**21,438,947**	**$13,468,451**
Issued during the year		
By exercise of share purchase warrants	4,990,000	1,448,410
By private placement, net of issue cost	154,399	59,081
By exercise of stock options	137,883	35,353
For acquisition of property	1,961,552	439,274
Less cost of financing	-	(50,000)
Balance December 31, 2004	**28,682,721**	**15,440,550**
Issued during the year		
By private placements, net of issue costs	25,792,099	5,861,740
By exercise of share purchase warrants	1,600,417	403,896
By exercise of stock options	30,000	15,480
For acquisition of property	350,000	127,000
Share subscriptions receivable	-	(20,000)
Balance December 31, 2005	**56,455,237**	**$21,828,666**

The Company completed the following non-brokered private placements during the year ended December 31, 2005;

1. 10,077,071 units at a price of $0.20 per unit Each unit consists of one share and on non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share.
2. 2,000,000 units at a price of $0.20 per unit. Each unit consists of one share and one one-transferable share purchase warrant, exercisable for a period of one year at a price of $0.30 per share.
3. 770,000 units at a price of $0.26 per unit. Each unit consists of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.34 per share.
4. 4,060,000 units at a price of $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.30 per share.
5. 8,885,028 units at a price of $0.25 per unit, Each unit consists of one share and one non transferable share purchase warrant exercisable for a period of one year at a price of $0.35 per share.

The Company completed the following non-brokered private placements during the year ended December 31, 2004;

1. 37,218 units at a price of $0.65 per unit. Each unit consists of one share and one-half non transferable share purchase warrant exercisable for a period of one year at a price of $0.80 per share. The warrants expired subsequent to December 31, 2004 without exercise.
2. 117,121 units at a price of $0.30 per unit. Each unit consists of one share and a one-half non-transferable share purchase warrant exercisable for a period of one year at a price of $0.35 per share.

Share Purchase Warrants

A summary of the changes in the Company's stock purchase warrants is presented below:

	Year ended December 31, 2005		Year ended December 31, 2004	
		Weighted Average Exercise		Weighted Average Exercise
	Number	Price	Number	Price
Balance, beginning of year	1,077,169	$ 0.57	7,675,000	$ 0.35
Issued	25,792,099	0.30	77,169	0.46
Exercised	(1,600,417)	0.25	(4,990,000)	0.30
Expired	(1,039,252)	0.58	(1,685,000)	0.35
Balance, end of year	24,229,599	$ 0.30	1,077,169	$ 0.57

As at December 31, 2005 the following share purchase warrants are outstanding:

Number	Price	Expiry
8,514,571	$0.25	February 2006
2,000,000	$0.30	February 2006
770,000	$0.34	March 2006
3,060,000	$0.30	August 2006
700,000	$0.30	September 2006
300,000	$0.30	October 2006
8,885,028	$0.35	November 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 7,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.2%; expected volatility 97% and expected life of 3 years. During the year ended December 31, 2005 the Company recognized stock based compensation of $300,607 (2004 - $693,502). The weighted average fair value of stock options granted during the year ended December 31, 2005 was $0.77 (2004 - $0.40). During the year ended December 31, 2005 $6,480 (2004 - $nil) was credited to share capital in respect of stock options exercised.

A summary of changes in the Company's stock options is presented below:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	4,450,000	$0.26	1,765,060	$0.21
Granted	1,950,000	$0.32	2,980,540	$0.30
Exercised	(30,000)	$0.30	(137,883)	$0.26
Forfeited/ Cancelled	(520,000)	$0.30	(157,717)	$0.30
Balance, end of year	5,850,000	$0.28	4,450,000	$0.26

December 31, 2005

Exercise Price	Weighted Average Remaining Contractual Life (in years)	Outstanding	Exercisable
$0.10	0.35	350,000	350,000
$0.22	2.27	1,119,460	1,119,460
$0.30	3.20	3,680,540	2,638,873
$0.35	3.78	700,000	-
		5,850,000	4,108,333

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda and the United States.

Segmented operations and identifiable assets are as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004
(LOSS) INCOME FROM OPERATIONS		
Canada	($1,300,023)	($1,492,653)
Papua New Guinea	(7,708)	(12,083)
Uganda	-	-
United States	201,627	(52,590)
	($1,106,104)	($1,557,326)

	December 31, 2005	December 31, 2004
IDENTIFIABLE ASSETS		
Canada	$5,789,868	$980,854
Papua New Guinea	2,725,561	2,141,385
Uganda	141,045	-
United States	127,542	173,181
	$8,784,016	$3,295,420

NOTE 10 – COMMITMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $27,423 per annum, increasing to $28,989 per annum effective July 1,2006. Future minimum annual lease payments are as follow:

2006	$ 28,206
2007	28,989
2008	28,989
2009	14,495
	$ 100,679

NOTE 11 – SUBSEQUENT EVENTS

a) The Company incurred costs of $491,268 subsequent to December 31, 2005 on the Killam North oil project to complete the drilling program.

b) The Company issued 11,264,571 shares upon the exercise of 11,264,571 share purchase warrants at prices ranging from $0.25 per share to $0.34 per share for total cash proceeds of $2,998,443.

c) The Company issued 259,998 common shares upon the exercise of 150,000 stock options at $0.22 per share for cash proceeds of $33,000 and 109,998 stock options at $0.30 per share for cash proceeds of $32,999.

d) The Company optioned five gold mineral licenses covering 60 square kilometres, known as the Kilembe Prospect, located in Uganda. The Company will issue 100,000 common shares and finance exploration to earn a 100% interest in the prospect. The Company acquired an additional four licenses covering 187.5 square kilometres in the Kilo Moto gold region.

e) The Company acquired an additional 291 square kilometres in mineral licenses located in Uganda at Kafunzo another extension of the Kabanga nickel belt.

f) The Company granted 100,000 stock options to a consultant exercisable for a period of three years at a price of $0.35 per share

Corporate Data

CORPORATE OFFICE

Vangold Resources Ltd.
Suite 1730 – 650 West Georgia Street
Vancouver, BC
Canada V6B 4N9

SUBSIDIARY COMPANIES

Corning Energy, Inc.
c/o 611 Sierra Rose Drive, Suite B
Reno, NV
USA 89511

Kanon Resources Ltd.
c/o 1380 La Grange Road, Stoneville,
WA, 6081, Australia

DIRECTORS

Dal S. Brynelsen
H. Martyn Fowlds
Locke Goldsmith
J. Michael Mackey
Mike Muzylowski

AUDIT COMMITTEE

Dal S. Brynelsen
J. Michael Mackey
Mike Muzylowski

OFFICERS

Dal S. Brynelsen, *President and CEO*
H. Martyn Fowlds, *Vice President*
Locke Goldsmith, *Vice President, Exploration, North America*
Sandy Huntingford, *CFO*
Dr. David Lindley, *Vice President, Exploration, Papua New Guinea*
Margo Peters, *Corporate Secretary*

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services, Inc.
3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9

LEGAL COUNSEL

Douglas E. Eacrett
Barrister & Solicitor
203-409 Granville Street,
Vancouver, BC V6C 1T2

BANKERS

HSBC
885 West Georgia Street
Vancouver, BC
Canada V6C 3E8

AUDITORS

Lancaster & David Chartered Accountants
510 – 701 West Georgia Street
Vancouver, BC V7Y 1K8

INCORPORATION

Incorporated under the BC Business Corporations Act
(Originally Incorporated in 1978 under the British Columbia Companies Act)

Extra Provincially registered under the Alberta Business Corporations Act

LISTING

TSX Venture Exchange
Trading Symbol "VAN"
Cusip Number: 92202C

Frankfurt Stock Exchange
Trading Symbol "VAQ"
German Securities Code (WKN) 358668

SHAREHOLDER AND INVESTOR RELATIONS

Robin Moriarty
1-877-361-0002
(778) 899 - 1583
(604) 531-1583

or

Maria Da Silva
MarketSmart Communications Inc.
1-877-261-4468
(604) 261- 4466

Pre-Capital Markets AG
011-41-32-511-4462

WEBSITE

www.vangold.ca

SHARE CAPITAL AUTHORIZED AND ISSUED AS AT DECEMBER 31st 2005

Authorized:
Unlimited common shares without par value
Issued and Outstanding: 56,455,237


100
125
125
100
75
50


100
125
125
100
75
50

Notice of Annual and Special General Meeting of Shareholders & Information Circular

TO BE HELD JUNE 7, 2006

VANGOLD RESOURCES LTD.

PO Box 11622
Suite 1730 – 650 West Georgia
Vancouver, British Columbia
V6B 4N9
Tel: 604-684-1974
Fax: 604-685-5970

www.vangold.ca

INFORMATION CIRCULAR
Dated: May 5, 2006

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Vangold Resources Ltd. (the "Company") for use at the Annual General Meeting of the shareholders (the "Shareholders") of the Company to be held on Wednesday, June 7, 2006 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are Directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING. A Proxy may be delivered to the Transfer Agent by fax or other means as set out in the accompanying Form of Proxy. Refer to the notes thereto for instructions.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the office of the Company at Suite 1730 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, or with the Company's registrar and transfer agent, Computershare Trust Company, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

General

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

Advice to Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of *significant* importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common shares *directly* at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed May 3, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy

in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of May 3, 2006 there were 68,629,806 shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

Principal Holders of Voting Shares

In December of 2005, RAB Special Situations (Master) Fund Limited ("Special Situations") filed an Alternative Monthly Report under Part 4 of National Instrument 62-103 which stated that as of November 30, 2005, Special Situations held 8,200,000 common shares of the Company and 7,700,000 warrants of the Company (collectively the "Securities"). The Securities represented approximately 23.35% of the issued and outstanding Shares of the Company on partially diluted basis (assuming exercise in full of all convertible securities of the Company held by Special Situations.

In September of 2005, Firebird Global Master Fund Ltd. ("Firebird") filed an Alternative Monthly Report under Part 4 of National Instrument 62-103 which stated that as of August 31, 2005, Firebird held 5,500,000 common shares of the Company and 4,500,000 warrants to acquire the same number of common shares in the capital of the Company. Firebird reported that the 5,500,000 commons shares represented approximately 12.23% of the outstanding shares of the Company. In addition, assuming the exercise by Firebird of the above-mentioned warrants to acquire additional common shares of the Company, Firebird's total security holding in the share capital of the Company would be 10,000,000 common shares representing approximately 20.22% of the outstanding shares of the Company, including the shares deemed to be acquired pursuant to the exercise of warrants.

To the knowledge of the directors and executive officers of the Company, no other persons beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as of May 3, 2006.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2005, (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Company's Financial Statements, together with the Auditor's Report thereon, and the related management discussion and analysis are being mailed to Shareholders of record with this information circular. Copies of the Financial Statements, management discussion, notice of meeting, information circular and proxy will be available from the Company's registrar and transfer agent, Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or from the Company's office, at the address on the front page of this package.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The number for which positions exist on the Company's Board has been fixed at the previous Annual General Meeting at 5 (five).

Although management is nominating 5 (five) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders, until his successor is duly elected, or until his resignation as a director.

In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by management for election as a director, the province or state and country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the

Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this information circular.

Name of Nominee; Current Position with the Company	**Occupation, Business or Employment[1]**	**Date First Became a Director**	**No. of Shares Beneficially Owned Directly or Indirectly**
DAL BRYNELSEN Sechelt, BC President, Chief Executive Officer and Director	Mining Executive, corporate finance and investment banking executive; director and officer of several public companies	Nov. 6, 1990	1,537,929
LOCKE GOLDSMITH Vancouver, BC Vice President Exploration, NA and Director	Consulting Geologist	Dec. 11, 2000	757,502
MIKE MUZYLOWSKI Vancouver, BC Director	Mining Executive and Geologist	June 21, 1994	450,000
H. MARTYN FOWLDS Halfmoon Bay, BC Vice President and Director	Financial Management Consultant	April 19, 2002	457,000
J. MICHAEL MACKEY Vancouver, BC Director	Business/financial and management consultant	June 20, 2002	233,333

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Based on information that was obtained from insider reports available at www.sedi.com and from the nominees themselves.

Dal Brynelsen – *President, Chief Executive Officer, Audit Committee*
With over 30 years of experience in the mining industry, Dal has been the President of Vangold for the past 13 years. Dal was also the Western Manager of Corporate Finance for a national brokerage firm for four years during the recent downturn in mining and mineral exploration. He has discovered, financed and brought to production two gold mines in Canada. Dal was instrumental in the restructuring of Vangold. He is a founding Director of Griffin Mining Ltd. a company listed on the AIM Exchange in London. Griffin is the first western company to build a mine in China in last 100 years. He is also a Director of International Silver Ridge Resources Inc. (TSXV-ISG.H) which is currently under a cease trade order for more than 30 days issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements.

Mike Muzylowski – *Chair of Audit Committee*
Mike is a geologist with a number of successful discoveries that highlight over 40 years of senior exploration and mining experience. He joined Hudson Bay Exploration and Development Co. Ltd. in 1955 and held various positions including Chief Geophysicist, Senior Project Geologist and became Assistant Superintendent of Exploration and Development. He was then a senior executive for Granges Exploration and became President and CEO of that company in 1984 taking revenues from $4 million to $65 million per year. He was also Chairman and CEO of Hycroft Resources where he was responsible for increasing production to over 100,000 ounces of gold per year. In 1988, Mike was voted Mine Developer of the Year by the PDAC. He has held several directorships including Tan Range Exploration and Winspear Resources Ltd. Today he is President and CEO of Callinan Mines Limited and has been an active member of Vangold's Board for the past ten years.

Locke Goldsmith, *M.Sc., P. Eng., P.Geo. – Vice President Exploration North America*
Locke has been an active member of the board of directors of Vangold Resources for five years. As VP Exploration

he leads Vangold's geological team. Locke's professional career started in 1958 as Assistant Geologist for Campbell Red Lake Mines, and Assistant Mine Engineer and/or Geologist for Glen Lake Silver Mines, Agnico Silver Mines, Copper Range Co. and Algoma Steel Corporation. He was Chief Geologist and Exploration Manager for Pan Nevada Inc. and Chief Geologist and Exploration Manager for Horizon Explorations Ltd. (Australia). Mr. Goldsmith is the founder and President of Arctex Engineering Services.

H. Martyn Fowlds – *Vice President*
Martyn is a veteran of the Canadian financial community with 37 years of experience as a senior investment consultant in the brokerage business. He has focused his career on raising early stage capital for mining and exploration projects worldwide. His experience in financing is an important component of Vangold's Board.

J. Michael Mackey, *Audit Committee*
Mike is the Managing Director of a private investment and consulting firm. He has a graduate degree in Law from the University of British Columbia. Mike practiced securities law for over 25 years providing legal advice to both private and public companies in North America and Europe. He has acted as an expert witness for the US Department of Justice on securities related matters. Mike has served as a senior officer and director of numerous companies, including resource and technology companies. Over the years Mike has facilitated financing for public companies raising millions of dollars in Canada and the US.

Additional Information

All of the proposed directors are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Currently Dal Brynelsen, Mike Muzylowski and J. Michael Mackey are the 3 directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

    (i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except that Dal Brynelsen is a director of International Silver Ridge Resources Inc. which has been subject to a cease trade order issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements for a period of more than 30 consecutive days;

    (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

    (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board acts in accordance with all applicable legislation and regulatory requirements and its own corporate charter documents and policies. In addition to those matters that by law must be approved by the Board of Directors, management seeks approval of the Board for any acquisition, disposition or venture that could be considered material in view of the Company's circumstances.

The Chief Executive Officer, with the active involvement of the Board, is responsible for ensuring that there are recommendations for strategic directions for the Company.

The Board is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the nature of mineral exploration itself, the uncertainties associated with doing business in foreign countries, and foreign currencies. A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with an established, well-financed mining and exploration company that shares a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Board is responsible for choosing the President and CEO, appointing senior management and for monitoring their performance. As the replacement of members of the Company's management occurs infrequently, and because of the small size of the Company, the Board is able to closely monitor the selection, training and mentoring of new management members.

The Board ensures that the Company has in place a communications policy to ensure a continued strong link between the Board, senior management and shareholders. The Company communicates with its shareholders through a number of channels including its website. The communications policy, which also addresses electronic communications, requires management to comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

AUDIT COMMITTEE

As at the date hereof, the members of the audit committee are Dal Brynelsen, J. Michael Mackey and Mike Muzylowski. The Audit Committee Charter is attached hereto as Schedule "A". The Audit Committee acts on behalf of the Board in monitoring the integrity of internal controls and monitoring the business conduct of the Company. The committee reviews matters on a quarterly basis, with management and with the external auditors, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically and that effective internal controls and information systems are maintained.

Composition of the Audit Committee

The members of the audit committee are Dal Brynelsen, Mike Muzylowski and J. Michael Mackey. A member of the audit committee is considered *financially literate* if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All members are considered to be financially literate.

A member of the audit committee is *independent* if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of the directors, reasonably interfere with the exercise of a member's independent judgment. In the board's view, Mr. Mackey and Mr. Muzylowski are independent.

Reliance on Certain Exemptions

The Company's auditors have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee may satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(a) the pre-approval policies and procedures are detailed as to the particular service;

(b) the audit committee is informed of each non-audit service; and

(c) the procedures do not include delegation of the audit committee's responsibilities to management.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Lancaster & David to the Company to ensure auditor independence. Fees incurred with Lancaster & David for audit and non-audit services in the last two fiscal years for audit fees are outlined the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2004	Fees Paid to Auditor to Year Ended December 31, 2005
Audit Fees(1)	$ 9,500	$ 19,000
Audit-Related Fees (2)	$ Nil	$ Nil
Tax Fees (3)	$ 1,500	$ Nil
All other Fees (4)	$ Nil	$ Nil
Total	$ 11,000	$ 19,000

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultants on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees' include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultation on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Lancaster & David, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of the Shareholders of the Company at a remuneration to be fixed by the Board of Directors. Lancaster & David were first appointed auditors on June 26, 2000.

EXECUTIVE COMPENSATION

For purposes of this Information Circular and this discussion of executive compensation, the following terms have the meanings set out beside them:

"Chief Executive Officer" or **"CEO"** of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"Chief Financial Officer" or **"CFO"** of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" of the Company for the financial year, means an individual who at any time during the year was:

(a) a chair of the Company;

(b) a vice-chair of the Company;

(c) the president of the Company;

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"Named Executive Officers" or **"NEOs"** means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"Long Term Incentive Plan" or **"LTIP"** means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"Stock Appreciation Right" or **"SAR"** means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

Summary of Executive Compensation

In accordance with the provisions of applicable securities legislation, the Company had two (2) "Named Executive Officers" during the financial year ended December 31, 2005. Mr. Dal Brynelsen who has served as the Chief Executive Officer for more than the preceding three years and Mr. H. Martyn Fowlds was appointed as Chief Financial Officer during 2004. Subsequently, in January of 2006, Mr. Sandy Huntingford was appointed Chief Financial Officer. Mr. Fowlds remains a director and was appointed Vice President. The table below sets forth the details of compensation paid by the Company to Messrs. Brynelsen and Fowlds for their services as Named Executive Officers during each of the last three fiscal years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Granted Under Options/ SARs Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensa-tion ($)
Dal Brynelsen President and CEO	2005	140,000	25,000	Nil	1,500,000*	Nil	Nil	Nil
	2004	120,000	25,000	Nil	800,000	Nil	Nil	Nil
	2003	72,500	25,000	Nil	300,000	Nil	Nil	Nil
H. Martyn Fowlds Treasurer and CFO	2005	36,000	10,000	Nil	300,000*	Nil	Nil	Nil
	2004	36,000	12,400	Nil	200,000*	Nil	Nil	Nil

- **Note: Of these options, 800,000 to Mr. Brynelsen and 200,000 to Mr. Fowlds were originally issued in 2004. They are reported here due to a repricing that occurred in June of 2005.**

Long-Term Incentive Plan Awards

The Company does not have a long-term incentive plan for its Directors or officers and, accordingly, no LTIP awards were made to either of Dal Brynelsen or H. Martyn Fowlds in the most recently completed financial year.

Options and SARS

The following options and SARs were granted to the Named Executive Officers during the financial year ended December 31, 2005:

Options/SAR Grants During the Most Recently Completed Financial Year

NAME OF EXECUTIVE OFFICERS	Securities Under Options/Sars Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dal Brynelsen, President and CEO	1,500,000	29.5%	$0.30	$0.29	June 8, 2010
H. Martyn Fowlds, Treasurer and CFO	300,000	5.9%	$0.30	$0.30	Sept. 9, 2010

No share options were exercised by the Named Executive Officers during the financial year ended December 31, 2005. The value of the unexercised in-the-money outstanding options held by Dal S. Brynelsen at the financial year ended December 31, 2005 is $106,166. The value of unexercised in-the-money outstanding options held by Martyn Fowlds is $30,666.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2005, the Company has entered into an employment contract with a certain Named Executive Officer or a company controlled by such Named Executive Officer and the compensation paid pursuant to that

contract is disclosed under the section titled 'Statement of Executive Compensation – Summary Compensation Table".

No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2005, except as set out below herein under the heading "Interest of Informed Persons in Material Transactions - Other informed party transaction". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of two independent directors of the Company: Mike Muzylowski and J. Michael Mackey.

Equity Participation
The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. In 2005, the Board granted to all optionees options to purchase a total of 1,950,000 shares, which represented 3.36% of the outstanding shares of the Company at year end. A further 3,130,540 shares were re-priced to $0.30 in 2005, which represented 5.54% of the outstanding shares of the Company at year end..

Performance Bonuses
Performance bonuses awarded for 2005 were based primarily on assessing three elements: (1) share performance at year end; (2) Company performance, and (3) the individual executive officer's performance.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, directors and employees of the Company. The purpose of granting options pursuant to the stock option plan is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following Options/SARs were granted to non-executive Directors as a group during the most recently completed financial year.

OPTIONS/SARS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name of Director	Securities Under Options Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Non-executive Directors as a Group	1,000,000*	19.68%	$0.30	$0.29	June 8, 2010
	200,000	3.93%	$0.30	$0.295	Sept. 9, 2010

* **These options were originally issued in 2004. They are reported here due to a repricing that occurred in June of 2005.**

No options or SARs were exercised by non-executive directors during the fiscal year ended December 31, 2005 and the value of the in-the-money options held by non-executive directors as a group at December 31, 2005 was.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this information circular, none of the Company's executive officers, directors, employees or former executive officers, directors and employees of the Company or any of its subsidiaries were indebted to the Company or any of its subsidiaries and none of them were indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. "Support agreement" includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

At no time during the year ended December 31, 2005, was any director or executive officer of the Company, or proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee, indebted to the Company or any of its subsidiaries, indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2005, being the commencement of the Company's most recently completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company:

(a) any person who has been a director, senior officer or insider of the Company since January 1, 2005;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors, approval of the stock option plan and the amendment to existing options. Otherwise, none of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transactions not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

Exercise of Outstanding Share Purchase Warrants

Other informed party transactions

During the financial year ended December 31, 2005, the Company entered into certain transactions with certain directors of the Company, as follows:

1. $165,000 in management and other consulting services was paid or accrued and $11,943 in automobile, travel

and promotion expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Dal S. Brynelsen, President, CEO and a director of the Company.

2. *$36,000, in management and financial consulting services was paid or accrued to Del Mar Management Ltd, a private British Columbia company, and $1,516 in travel and promotional expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Del Mar Management Ltd. A bonus of $10,000 was paid to H. Martyn Fowlds.*

3. *$30,000 in oil and gas consulting services was paid or accrued to 1313 Investments Inc., a private British Columbia company, and $3,657 in travel and promotional expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to 1313 Investments Inc A bonus of $10,000 was paid to J. Michael Mackey.;*

4. *$10,000 in geological consulting services was paid or accrued to Mike Muzylowski, a director of the Company; and*

5. *$6,000 in geological consulting services was paid or accrued to Locke Goldsmith, Vice President, Exploration and a director of the Company.*

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

Management is seeking disinterested shareholder approval for an amendment to the Company's Stock Option Plan (the "Plan") the approval of which was obtained at the Company's 2003 Annual Meeting. The Plan was then amended, by way of majority vote of the disinterested shareholders, at the 2005 Annual Meeting, to increase the maximum number of shares reserved under the Plan from 5,000,000 to 7,000,000. The status of these shares allotted for issuance pursuant to the Plan are set out in the following table.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2005:

Plan Category	A Number of securities to be issued upon exercise of outstanding options. warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities issued on exercise of options since inception of the Plan	D Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	5,850,000	$0.28	210,883	1,250,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A	N/A
Total	5,850,000	$0.28	210,883	1,250,000

The TSX Venture Exchange (the "Exchange") has requirements relating to stock option plans, including the requirement whereby a fixed plan must have a specified maximum number of shares, authorized by shareholders, issueable pursuant to the plan which cannot exceed 20% of the issued and outstanding shares of the Company at the

time of reservation. As the Company's fixed Plan could result in more than 10% of the issued shares at any time being reserved or allotted for stock option grants, the policies of the Exchange require that any option grants made under the Plan be subject to vesting provisions. Pursuant to the Company's Plan, any options granted there under vest evenly over a period of 18 months with one-sixth vesting (becoming exercisable by the optionee) every three months. In addition to the vesting provisions, the Exchange requires any shares issued on the exercise of options to be restricted from trading for a period of four months from the date of grant of the option. No financial assistance will be provided by the Company to facilitate the purchase of shares pursuant to options granted under the Plan.

As can be seen from the above table, only 1,250,000 shares remain available for option grants under the Company's Plan as currently constituted. Management of the Company believes that this does not allow sufficient ability to grant incentive options as may be required from time to time during the year. To this end, the Board of Directors has proposed an increase in the number of shares reserved for issuance pursuant to the Plan from 7,000,000 to 10,000,000 common shares providing an additional 3,000,000 shares for administration under the Plan. The Company has not yet applied for the approval to the adding of the additional shares to the Plan from the Exchange. Such approval is subject to the approval of the shareholders at this Meeting to the increase in the Plan. If the addition of the 3,000,000 shares to the Plan is approved by shareholders, the maximum number of shares issueable under the Plan since its inception will be 10,000,000 which will represent less than 14.5% of the 68,629,806 issued and outstanding shares of the Company. Management of the Company recommends that the Shareholders approve the addition of 3,000,000 shares to the Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, by way of the majority vote of the disinterested Shareholders, with or without variation, the following resolution:

> ***"RESOLVED that 3,000,000 common shares of the Company be and are hereby allotted and reserved for issuance pursuant to the Company's Stock Option Plan increasing the total number of shares authorized for administration under the Plan, since inception, to 10,000,000 common shares."***

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for the financial year ended December 31, 2005. Shareholders may contact the Company to request copies of financial statements and MD&A at its office at, 1730 -650 West Georgia Street, Vancouver, British Columbia, V6B 4N9.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

Dated at Vancouver, B.C. this 5th day of May, 2006.

VANGOLD RESOURCES LTD.

"Dal S. Brynelsen"

Dal S. Brynelsen
President and Chief Executive Office

Schedule "A"

VANGOLD RESOURCES LTD.
(the "Company")

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as the Company's business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2 Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3. Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services of the Company;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitment and liabilities of the Company. In carrying out this duty the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public; and

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(d) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(e) the services are brought to the attention of the audit committee and proved, prior to the completion of the audit, by the audit committee and approved, prior to the completion of the audit, by the audit committee or by one of more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(f) the pre-approval policies and procedures are detailed as to the particular service;

(g) the audit committee is informed of each non-audit service; and

(h) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall;

(a) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

6. Guidance – Roles & Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfillment of their roles and responsibilities on the committee:

6.1 Internal Control

(a) evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b) focus on the extent to which external auditors review computer systems and applications, the securities of such systems and application, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c) gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 Financial Reporting

General

(a) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understanding their impact on the financial statements; and

(b) ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c) understand industry best practices and the Company's adoption of them.

Annual Financial Statements

(d) review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades it shares;

(e) pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f) focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability; litigation reserves; and other commitment and contingencies;

(g) consider management's handling of proposed audit adjustments identified by the external auditors; and

(h) ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(i) be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j) meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(k) to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

  (i) actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

  (ii) changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Company's operations and financing practices;

  (iii) generally accepted accounting principles have been consistently applied;

(iv) there are any actually or proposed changes in accounting or financial reporting practices;

(v) there are any significant or unusual events or transactions;

(vi) the Company's financial and operating controls are functioning effectively;

(vii) the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii) the interim financial statements contain adequate and appropriate disclosures.

6.3 *Compliance with Laws and Regulations*

(a) periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b) be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c) review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4 *Other Responsibilities*

(a) review, with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements.

VANGOLD RESOURCES LTD.
PO Box 11622, 1730 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of Vangold Resources Ltd. ("Company") will be held at the office of Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, on Wednesday, June 7th, 2006, at 11:00 a.m. (Vancouver time), for the following purposes:

1. To receive and consider the Report of the Directors containing the consolidated financial statements of the Company for the year ended December 31, 2005, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2. To elect Directors of the Company for the forthcoming year;

3. To set the number of Directors of the Company at five.

4. To appoint the Auditors of the Company for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;

5. To consider and if deemed advisable, approve the actions, deeds and conduct of the Directors of the Company, on behalf of the Company, since the date of the last annual and special meeting of the Company;

6. To consider, and, if deemed advisable, approve, by way of disinterested shareholder approval, a resolution allowing the Directors to amend the Stock Option Plan;

7. To consider, and if deemed advisable, approve by way of disinterested shareholder approval, a resolution approving the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company since the last annual general meeting of the shareholders of the Company, at such prices and in such amounts as determined by the Directors of the Company, in their sole and absolute discretion, and to approve the exercise of any outstanding incentive stock options, and to approve any amendment or amendments to any stock option agreements including repricing of certain stock options; and

8. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on May 3, 2006 are entitled to receive notice of the Meeting and, except as noted in the attached Information Circular, to vote at the Meeting.

To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. The completed proxy must be delivered to the Company:

(a) by delivering the proxy to the Company's transfer agent, Computershare Investor Services at its office at 510 Burrard Street, Vancouver, BC V6C 3B9, for receipt not later than Monday, June 5th, 2006, at 11:00 a.m. (Vancouver time); or
(b) by fax to the Vancouver office of Computershare Trust Company, Attention: Proxy Tabulation at (604) 683-3694. not later than Monday, June 5th , 2006, at 11:00 a.m. (Vancouver time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.

DATED at Vancouver, British Columbia, this 5th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Dal S. Brynelsen"

Dal S. Brynelsen, President and Chief Executive Officer

Vangold Resources Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF VANGOLD RESOURCES LTD. (the "Company")

TO BE HELD AT COMPUTERSHARE INVESTOR SERVICES INC., MONTREAL TRUST CENTRE, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA ON JUNE 7TH, 2006, AT 11:00 AM.

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints: Dal S. Brynelsen, President of the Company, or failing this person, H. Martyn Fowlds, Vice-President and a Director of the Company, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Against
1.	To determine the number of Directors at five (5).		
		For	**Withhold**
2.	To elect as Director, Dal S. Brynelsen		
3.	To elect as Director, J. Michael Mackey		
4.	To elect as Director, H. Martyn Fowlds		
5.	To elect as Director, Mike Muzylowski		
6.	To elect as Director, Locke Goldsmith		
7.	To appoint Lancaster & David as Auditors of the Company and authorize the Directors to fix their remuneration.		
		For	**Against**
8.	To authorize the Directors to amend the stock option plan.		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________ **Date:** ________________

Please Print Name: ________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

1PRXWF

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

(Unaudited, Prepared by Management)

March 31, 2006 and 2005

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited-prepared by management)

		March 31, 2006	December 31, 2005
ASSETS			
CURRENT			
Cash and cash equivalents		$3,972,564	$1,661,967
Accounts receivable		472,696	442,430
Prepaid expenses		7,053	12,050
		$4,452,313	$2,116,447
Oil & Gas properties	(Note – 3)	4,156,931	3,604,496
Mineral Properties	(Note - 4)	1,796,381	1,726,828
Property & Equipment		42,007	34,934
Investment	(Note – 5)	1,451,312	1,301,311
		$11,898,944	**$8,784,016**
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		$17,868	$233,496
Due to related parties		-	2,732
		$17,868	236,228
ASSET RETIREMENT OBLIGATIONS		70,377	26,532
		$88,245	$262,760
SHAREHOLDERS' EQUITY			
Share capital	(Note - 7)	25,008,935	21,828,666
Contributed Surplus		1,003,458	979,333
Deficit		(14,201,694)	(14,286,743)
		$11,810,699	8,521,256
		$11,898,944	**$8,784,016**

Approved on Behalf of the Board:

"Dal S. Brynelsen"
Director: Dal S. Brynelsen

"J. Michael Mackey"
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
(Unaudited-prepared by management)

	Three months Ended March 31, 2006	Three months Ended March 31, 2005
REVENUE		
Petroleum revenue	$931,595	$95,207
Royalties	(295,384)	(21,677)
	636,211	75,530
Interest earned	17,169	5,676
	$653,380	**$79,206**
EXPENSES		
Operating	74,896	22,034
General and Administrative	334,312	205,400
Stock-based Compensation	73,443	63,850
Depletion and Depreciation	85,690	11,734,
	568,341	**303,018**
NET INCOME (LOSS) FOR THE PERIOD	85,039	(223,812)
DEFICIT, BEGINNING OF PERIOD	(14,286,743)	(13,180,639)
DEFICIT, END OF PERIOD	($14,201,704)	($13,404,451)
INCOME (LOSS) PER SHARE		
Basic and Diluted	$0.001	($0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
Basic	66,812,000	39,347,000
Diluted	80,278,000	43,878,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited-prepared by management

CASH FLOWS PROVIDED BY (USED FOR)	Three months Ended March 31, 2006	Three months Ended March 31, 2005
OPERATING ACTIVITIES		
Net income (loss) for the period		
Adjust for items not involving cash:	$85,039	($223,812)
Depletion & depreciation		
Stock-based compensation	85690	11734
	74,443	63,850
	245,172	(148,228)
NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS		
Accounts receivable		
Prepaid expenses	(30,266)	(23,839)
Accounts payable	4,997	(10,581)
Payable to joint interest partners	(215,628)	(57,379)
Due to related parties	-	(25,372)
	(2,732)	(69,982)
	(243,629)	(180,153)
	1,543	**(328,381)**
INVESTING ACTIVITIES		
Oil & gas properties		
Mineral properties exploration	(641,154)	(327,690)
Purchase of Property & equipment	(69,553)	(86,960)
Investment	(10,508)	(2,486)
	(150,000)	(215,083)
	(871,215)	(632,219)
FINANCING ACTIVITIES		
Proceeds from issue of share capital		
	3,180,269	2,696,203
INCREASE (DECREASE) IN CASH AND EQUIVALENTS		
Cash Equivalents, beginning of period	2,310,597	1,754,565
Cash Equivalents, end of period	1,661,967	353,906
	$3,972,564	$2,108,471
CASH AND CASH EQUIVALENTS		
Cash in Bank		
Short Term Investments	396,713	204,358
	3,575,851	1,904,113
	$3,972,564	**$2,108,471**
SUPPLEMENTARY CASH FLOW INFORMATION		
Income taxes paid		
Interest paid	—	—
	—	—

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $14,201,704 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation), and 686614 BC Ltd. (a British Columbia corporation). All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at March31,2006 there was $ 3,575,851 in cash equivalents (2005) $1,904,113.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments

The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda and Papua New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Property and equipment

Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $3,435 (2005 - $ 974) for the three months ended March 31, 2006.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Impairment of long-lived assets

The Company follows the recommendations of CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Asset Retirement Obligation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 "*Asset Retirement Obligations*". This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

	Three months Ended March 31, 2006	Three months Ended March 31, 2005
Beginning asset retirement obligations	$ 26,532	$21,354
Liabilities incurred	42,200	-
Accretion	1,645	-
Total asset retirement obligations	$ 70,377	$ 21,354

Investments

The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Loss per share

The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plan

The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Income taxes

Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

Reclassifications

Certain of the comparative figures have been reclassified to conform with the current periods' presentation.

VANGOLD RESOURCES LTD.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2006

NOTE 3- OIL & GAS PROPERTIES

	March 31, 2006	December 31 2005
UNITED STATES		
East Corning Property, California		
Carrying costs	$723,487	$ 693,641
Less depletion and amortization	685,539)	(685,539)
	37,948	8,102
Henry Dome Gas Property, Texas		
Intangible drilling and completion costs	243,302	243,302
Total costs, United States	281,250	251,404
CANADA		
Killam North Oil Property, Alberta		
Intangible drilling and completion costs	2,153,507	1,283,784
Other costs	226,474	150,868
Unexpended advances	-	361,445
	2,379,981	1,796,097
Less depletion and amortization	(116,649)	(45,000)
	2,263,332	1,751,097
Gladius Deep Basin Gas Property, Alberta		
Prospect fee	50,000	50,000
Chigwell Gas Property, Alberta		
Intangible drilling and completion costs	176,514	176,514
Sarcee Gas Property, Alberta		
Intangible drilling and completion costs	878,974	866,862
Strachan Field Gas Property, Alberta		
Intangible drilling and completion costs	417,184	403,342
Ferrier, Alberta		
Lease costs	89,677	89,677
Total costs, Canada	3,875,681	3,353,092
TOTAL	$ 4,156,931	$ 3,604,496

NOTE 3 - OIL & GAS PROPERTIES CONTINUED

United States

California, USA
The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA
The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

Alberta Canada
The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

VANGOLD RESOURCES LTD.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
March 31, 2006

NOTE 4 – MINERAL PROPERTIES

	March 31, 2006						December 31, 2005					
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total
ACQUISITION COSTS												
Balance, beginning of period	$54,650	$1	$9,028	$252000	$74,343	$390,022	$54650	$1	$9,028	$176,000	$-	$236,679
Incurred, during period	-	-	-	-	24,465	24,465	-	-	-	76,000	$74,343	150,343
Balance, end of period	$54,650	$1	$9,028	$252,000	$98,808	$414,487	$54,650	$1	$9,028	$252,000	$74,343	$390,022
EXPLORATION EXPENDITURES												
Aircraft charters	-	-	-	-	-	-	-	-	-	431	-	431
Assays	-	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-	-	-	-	-
Equipment rental	-	-	-	-	-	-	-	-	-	-	-	-
Field costs	-	-	-	-	-	-	-	-	-	430	-	430
Field wages	-	-	-	-	-	-	-	-	-	7485	37,583	45,068
Food, travel & lodging	-	-	-	-	23,794	23,794	-	-	-	-	-	-
Geological consulting	-	-	-	-	5,950	5,950	-	-	-	-	21,820	21,820
Geophysics	-	-	-	-	-	-	-	-	-	1,170	-	1,170
Professional fees	-	-	-	-	15,000	15,000	639	-	-	-	2,942	3,581
Operators fees	-	-	-	-	-	-	-	-	-	1,517	-	1,517
Staking & other costs	-	-	-	344	-	344	2,404	2,716	3,776	1,744	4,357	14,997
Tenement Costs	-	-	-	-	-	-	-	-	-	3,107	-	3,107
	-	-	-	344	44,744	45,088	13,146	2,114	4,233	1,053,112	66,702	92,121
Balance, beginning of period	70,945	15,440	11,469	1,172,250	66,702	1,336,806	54,757	10,610	3,460	103,254	-	1,244,685
Balance, end of period	70,945	15,440	11,469	1,172,594	111,446	1,381,894	67,902	12,724	7,693	1,156,366	66,702	1,336,806
TOTAL	$125,595	$15,441	$20,497	$1,424,594	$210,251	$1,796,381	$122,552	$12,725	$16,721	$1,332,366	$141,045	$1,726,828

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

Stage 1: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).

Stage 2: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).

Stage 3: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.

Stage 4: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in fifteen copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of $20,000 US per year for three years, has issued 150,000 common shares, with a further 100,000 common shares to be issued in 2006 and 2007

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

Carrying Value of Kanon Investment	March 31, 2006	December 31, 2005
Cash	$70,000	$70,000
1,600,000 Common Shares Issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon Operating Loss	(19,791)	(19,791)
	386,209	386,209
Cash Advances	1,065,102	915,102
	$1,451,311	**$1,301,311**

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	March 31, 2006	December 31, 2005
Bismark Project	$90,629	$87,133
Mr. Allemata Project	279,532	273,881
Fergusson Project	34,548	32,321
Mr. Nakru	188,525	177,835
Yup River Project	56,265	54,574
Mt. Penck Project	381,875	329,477
	$1,031,374	**$955,221**

NOTE – 6 RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2006, the Company incurred the following amounts to directors: management and consulting fees of $ 54,000 (2005- $38,790) reimbursement of general and administrative expense of $9,743 (2005- $20,441). At March 31,2006 , $ nil (2005- $1,976) was owing to directors. These transactions are in the normal course of business at the exchange amount, which is the amount established and agreed to by the parties.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance December 31, 2004	**28,682,721**	**$15,440,550**
Issued during the year		
By private placement, net of issue cost	25,792,099	5,861,740
By exercise of share purchase warrants	1,600,417	403,896
By exercise of stock options	30,000	15,480
For acquisition of property	350,000	127,000
Share subscriptions receivable	—	(20,000)
Balance December 31, 2005	**56,455,237**	**$21,828,666**
Issued during the three month period		
By exercise of share purchase warrants	11,544,571	3,068,451
By exercise of stock options	248,332	111,818
Balance March 31, 2006	**68,248,140**	**$25,008,935**

Share Purchase Warrants

A summary of the changes in the Company's stock purchase warrants is presented below:

	Year ended March 31, 2006		Year ended December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	**24,229,599**	**$0.30**	**1,077,169**	**$ 0.57**
Issued	-	-	25,792,099	0.30
Exercised	11,544,571	$0.26	(1,600,417)	0.25
Expired	-	-	(1,039,252)	0.58
Balance, end of period	**12,685,028**	**$0.34**	**24,229,599**	**$ 0.30**

As at March 31, 2006 the following share purchase warrants are outstanding:

Number	Price	Expiry
2,800,000	$0.30	August 2006
700,000	$0.30	September 2006
300,000	$0.30	October 2006
8,885,028	$0.35	November 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 7,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.2%; expected volatility 97% and expected life of 3 years. During the three months ended March 31,2006 the Company recognized stock based compensation of $73,443 (2005- $ 63,850 (2005-$nil). During the period ended March 31, 2006 $ 49,318 (2005 - $nil) was credited to share capital in respect of stock options exercised.

A summary of changes in the Company's stock options is presented below:

	March 31, 2006		December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of Period	**5,850,000**	$0.28	**4,450,000**	**$0.26**
Granted	200,000	$0.55	1,950,000	$0.32
Exercised	(248,332)	$0.25	(30,000)	$0.30
Forfeited/ Cancelled	0	0	(520,000)	$0.30
Balance, end of Period	**5,801,668**	$0.27	**5,850,000**	**$0.28**

Exercise Price	Weighted Average Remaining Contractual Life (in years)	March 31,2006 Outstanding	Exercisable
$0.10	0.35	350,000	350,000
$0.22	2.27	969,460	969,460
$0.30	3.20	3,582,208	2,748,874
$0.35	3.78	700,000	116,666
$0.55	3.00	200,000	-
		5,801,668	4,185,000

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda and the United States.

Segmented operations and identifiable assets are as follows:

	Quarter Ended March31, 2006	Quarter Ended March31, 2005
INCOME (LOSS) INCOME FROM OPERATIONS		
Canada	$62,274	($221,049)
Papua New Guinea	-	-
Uganda	-	-
United States	$22,765	(2,563)
	$85,039	**($223,612)**

	March 31, 2006	December 31, 2005
IDENTIFIABLE ASSETS		
Canada	$8,531,539	$5,789,868
Papua New Guinea	2,875,905	2,725,561
Uganda	210,250	141,045
United States	281,250	127,542
	$11,898,944	**$8,784,016**

NOTE 10 – COMMITMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $27,423 per annum, increasing to $28,989 per annum effective July 1,2006. Future minimum annual lease payments are as follow:

2006	$ 22,110
2007	28,989
2008	28,989
2009	14,495
	$ 94,583

NOTE 11 – SUBSEQUENT EVENTS

The Company issued 11,666 common shares upon the exercise of 11,666 stock options @ $0.30 for cash proceeds of $ 3,499 , 50,000 common shares upon the exercise of 50,000 stock options @ $ 0.35 for cash proceeds of $17,500 and 250,000 common shares upon the exercise of 250,000 stock options @ $0.10 for cash proceeds of $25,000.

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

(Unaudited, Prepared by Management)

June 30, 2006 and 2005

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited-prepared by management)

		June 30, 2006	December 31, 2005
	ASSETS		
CURRENT			
Cash and cash equivalents		$3,558,128	$1,661,967
Accounts receivable		685,986	442,430
Prepaid expenses		14,783	12,050
		4,258,897	$2,116,447
Oil & Gas properties	(Note – 3)	4,633,592	3,604,496
Mineral Properties	(Note - 4)	1,854,562	1,726,828
Property & Equipment		40,262	34,934
Investment	(Note – 5)	1,651,312	1,301,311
		12,438,625	**$8,784,016**
	LIABILITIES		
CURRENT			
Accounts payable and accrued liabilities		$46,441	$ 233,496
Due to related parties		-	2,732
		$46,441	236,228
ASSET RETIREMENT OBLIGATIONS		71,493	26,532
		117,934	$262,760
	SHAREHOLDERS' EQUITY		
Share capital	(Note - 7)	25,198,554	21,828,666
Contributed Surplus		1,006,425	979,333
Deficit		(13,884,288)	(14,286,743)
		12,320,691	8,521,256
		$12,438,625	**$8,784,016**

Approved on Behalf of the Board:

"Dal Brynelsen"
Director: Dal S. Brynelsen

"Mike Mackey"
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
(Unaudited-prepared by management)

	Three months Ended June 30, 2006	Six Months Ended June 30,2006	Three months ended June 30 2005	Six months ended June 30, 2005
REVENUE				
Petroleum revenue	$1,375,412	$2,307,007	$118,526	$213,733
Royalties	(417,955)	(713,339)	(35,195)	(56,872)
	957,457	1,593,668	83,331	156,861
Interest earned	20,794	37,963	9,765	15,441
	978,251	**1,631,631**	**$93,096**	**172,302**
EXPENSES				
Operating	83,580	158,476	32,230	54,264
General and Administrative	393,866	728,178	243,868	449,268
Stock-based Compensation	74,587	148,030	96,919	160,769
Depletion and Depreciation	108,802	194,492	12,068	23,802
	660,835	**1,229,176**	**385,085**	**688,103**
NET INCOME (LOSS) FOR THE PERIOD	317,416	402,455	(291,989)	(515,801)
DEFICIT, BEGINNING OF PERIOD	(14,201,704)	(14,286,743)	(13,404,451)	(13,180,639)
DEFICIT, END OF PERIOD	($13,884,288)	($13,884,288)	$(13,696,440)	($13,696,440)
INCOME (LOSS) PER SHARE				
Basic and Diluted		$0.006		($0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING				
Basic		67,532,336		37,803,000
Diluted		69,756,313		38,785,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited-prepared by management

CASH FLOWS PROVIDED BY (USED FOR)	Three months Ended June30, 2006	Six months Ended June 30, 2006	Three months Ended June30, 2005	Six months Ended June 30, 2005
OPERATING ACTIVITIES				
Net income (loss) for the period	$317,416	$402,455	($291,989)	($515,801)
Adjust for items not involving cash:				
Depletion & depreciation	108,802	194,492	12,066	23,802
Stock-based compensation	73,586	148,030	96,919	160,769
	499,804	744,977	(183,002)	(331,230)
NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS				
Accounts receivable	(213,290)	(243,556)	19,871	(3,968)
Prepaid expenses	(7,730)	(2,733)	3,527	(7,055)
Accounts payable	28,573	(187,055)	(928)	(65,093)
Payable to joint interest partners	-	-	(13,689)	(31,310)
Due to related parties	-	(2,732)	(2,111)	(29,971)
	(192,447)	(436,076)	6,670	(137,397)
	307,357	308,901	(176,332)	(468,627)
INVESTING ACTIVITIES				
Oil & gas properties	(554,806)	(1,195,960)	(923,442)	(1,251,132)
Mineral properties exploration	(58,181)	(127,734)	(48,789)	(135,749)
Purchase of Property & equipment	(1,690)	(12,198)	(25,037)	(27,519)
Investment	(200,001)	(350,001)	(150,299)	(362,682)
	(507,321)	(1,376,992)	(1,147,567)	(1,777,082)
FINANCING ACTIVITIES				
Proceeds from issue of share capital	92,885	3,273,153	34,423	2,710,798
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(414,436)	1,896,161	(1,289,476)	465,089
Cash Equivalents, beginning of period	3,972,564	1,661,967	2,108,471	353,906
Cash Equivalents, end of period	$3,558,128	$3,558,128	$818,995	$818,885
CASH AND CASH EQUIVALENTS				
Cash in Bank		$197,262		$10,117
Short Term Investments		3,360,866		808,878
		$3,558,128		**$818,885**
SUPPLEMENTARY CASH FLOW INFORMATION				
Income taxes paid		0		0
Interest paid		0		0

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation), and 686614 BC Ltd. (a British Columbia corporation). All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at June 30, 2006 there was $ 3,360,866 in cash equivalents (2005 - $808,885).

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda and Papua New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $6,870(2005 - $ 2,067) for the six months ended June 30, 2006.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Impairment of long-lived assets
The Company follows the recommendations of CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Asset Retirement Obligation
The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 "*Asset Retirement Obligations*". This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Six months Ended June 30, 2006	Six months Ended June 30, 2005
Beginning asset retirement bligations	$ 26,532	$21,354
Liabilities incurred	42,200	-
Accretion	2,761	-
Total asset retirement obligations	$ 71,493	$ 21,354

Investments
The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Income/Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted income/loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Income taxes
Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

Reclassifications
Certain of the comparative figures have been reclassified to conform with the current periods' presentation.

NOTE 3- OIL & GAS PROPERTIES

	June 30, 2006	December 31 2005
UNITED STATES		
East Corning Property, California		
Carrying costs	$723,487	$ 693,641
Less depletion and amortization	(685,539)	(685,539)
	37,948	8,102
Henry Dome Gas Property, Texas		
Intangible drilling and completion costs	243,302	243,302
Total costs, United States	281,250	251,404
CANADA		
Killam North Oil Property, Alberta		
Intangible drilling and completion costs	2,341,268	1,283,784
Other costs	146,282	150,868
Unexpended advances	-	361,445
	2,487,550	1,796,097
Less depletion and amortization	(190,652)	(45,000)
	2,296,898	1,751,097
Gladius Deep Basin Gas Property, Alberta		
Prospect fee	50,000	50,000
Gladius Deep Basin Test Well	409,500	0
Chigwell Gas Property, Alberta		
Intangible drilling and completion costs	176,514	176,514
Sarcee Gas Property, Alberta		
Intangible drilling and completion costs	885,178	866,862
Strachan Field Gas Property, Alberta		
Intangible drilling and completion costs	444,575	403,342
Ferrier, Alberta		
Lease costs	89,677	89,677
Total costs, Canada	4,352,342	3,353,092
TOTAL	$ 4,633,592	$ 3,604,496

NOTE 3 - OIL & GAS PROPERTIES CONTINUED

United States

California, USA
The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA
The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

Alberta Canada
The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company earned a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a participation agreement in June 2006, with Gladius Energy Inc. to participate in the drilling, completing and equipping of a test well in the Deep Basin of the Alberta Foothills. The company earned a 12% working interest in the test well at a cost of $ 409,500.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

NOTE 4 – MINERAL PROPERTIES

	June 30, 2006						December 31, 2005					
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total
ACQUISITION COSTS												
Balance, beginning of period	$54,650	$1	$9,028	$252000	$74,343	$390,022	$54650	$1	$9,028	$176,000	$-	$236,679
Incurred, during period	-	-	-	-	24,465	24,465	-	-	-	76,000	$74,343	150,343
Balance, end of period	$54,650	$1	$9,028	$252,000	$98,808	$414,487	$54,650	$1	$9,028	$252,000	$74,343	$390,022
EXPLORATION EXPENDITURES												
Aircraft charters												
Assays		-	-	-	-	-						
Drilling	-	-	-	-	-	-	-	-	-	431	-	431
Equipment rental	-	-	-	-	-	-	-	-	-	-	-	-
Field costs	-	-	-	-	-	-	-	-	-	-	-	-
Field wages	-	-	-	-	-	-	-	-	-	-	-	-
Food, travel & lodging	-	-	-	6,800	-	6,800	-	-	-	430	-	430
Geological consulting	-	-	-	-	30,156	30,156	-	-	-	7485	37,583	45,068
Geophysics	-	-	-	-	19,050	19,050	-	-	-	-	-	-
Professional fees	-	-	-	-	-	-	-	-	-	-	21,820	21,820
Operators fees	-	-	-	-	30,000	30,000	-	-	-	1,170	-	1,170
Staking & other costs	-	-	-	760	-	760	639	-	-	-	2,942	3,581
Tenement Costs/deposits	-	1,140	-	845	-	1,985	-	-	-	1,517	-	1,517
	-	-	-	-	14,518	14,518	2,404	2,716	3,776	1,744	4,357	14,997
							-	-	-	3,107	-	3,107
	-	1,140	-	8,405	93,724	103,269	3,043	2,716	3,776	15,884	66,702	92,121
Balance, beginning of period	70,945	15,440	11,469	1,172,250	66,702	1,336,806	67,902	12,724	7,693	1,156,366	-	1,244,685
Balance, end of period	70,945	16,580	11,469	1,180,655	160,426	1,440,075	70,945	15,440	11,469	1,172,250	66,702	1,336,806
TOTAL	$125,595	$16,581	$20,497	$1,432,655	$259,234	$1,854,662	$125,595	$15,441	$20,497	$1,424,250	$141,045	$1,726,828

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1**: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2**: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.
>
> **Stage 4:** Pursuant to an amendment to the agreement dated August 11, 2006 the Company will expend an additional $1,260,000 on exploration prior to June 30, 2007, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in seven copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of $20,000 US per year for three years, has issued 150,000 common shares, with a further 300,000 common shares to be issued in 2006 and 2007

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

Carrying Value of Kanon Investment	June 30, 2006	December 31, 2005
Cash	$70,000	$70,000
1,600,000 Common Shares Issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon Operating Loss	(19,791)	(19,791)
	386,209	386,209
Cash Advances	1,265,103	915,102
	$1,651,312	**$1,301,311**

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	June 30, 2006	December 31, 2005
Bismark Project	$93,674	$87,133
Mr. Allemata Project	277,498	273,881
Fergusson Project	42,180	32,321
Mr. Nakru	188,525	177,835
Yup River Project	57,982	54,574
Mt. Penck Project	479,481	329,477
	$1,139,340	**$955,221**

NOTE – 6 RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2006, the Company incurred the following amounts to directors: management and consulting fees of $ 133,072 (2005- $38,790) reimbursement of general and administrative expense of $12,401,(2005- $20,441). At June 30,2006 , $ nil (2005- $1,976) was owing to directors. These transactions are in the normal course of business.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance December 31, 2004	**28,682,721**	**$15,440,550**
Issued during the year		
By private placement, net of issue cost	25,792,099	5,861,740
By exercise of share purchase warrants	1,600,417	403,896
By exercise of stock options	30,000	15,480
For acquisition of property	350,000	127,000
Share subscriptions receivable	—	(20,000)
Balance December 31, 2005	**56,455,237**	**$21,828,666**
Issued during the six month period		
By exercise of share purchase warrants	11,664,571	3,130,451
By exercise of stock options	659,998	239,438
Balance June 30, 2006	**68,779,806**	**$25,188,555**

Share Purchase Warrants

A summary of the changes in the Company's stock purchase warrants is presented below:

	Six months ended June 30, 2006		Year ended December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	**24,229,599**	**$0.30**	**1,077,169**	**$ 0.57**
Issued	-	-	25,792,099	0.30
Exercised	11,664,571	$0.26	(1,600,417)	0.25
Expired	-	-	(1,039,252)	0.58
Balance, end of period	**12,565,028**	**$0.32**	**24,229,599**	**$ 0.30**

As at June 30, 2006 the following share purchase warrants are outstanding:

Number	Price	Expiry
3,000,000	$0.30	August 2006
500,000	$0.30	September 2006
300,000	$0.30	October 2006
8,765,028	$0.35	November 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 10,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.2%; expected volatility 97% and expected life of 3 years. During the six months ended June 30, 2006 the Company recognized stock based compensation of $148,030 (2005- $160,769). During the period ended June 30, 2006 $120,318 (2005 - $nil) was credited to share capital in respect of stock options exercised.

A summary of changes in the Company's stock options is presented below:

	June 30, 2006		December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of Period	**5,850,000**	**$0.28**	**4,450,000**	**$0.26**
Granted	200,000	$0.55	1,950,000	$0.32
Exercised	(659,998)	$0.17	(30,000)	$0.30
Forfeited/ Cancelled	(293,335)	$0.33	(520,000)	$0.30
Balance, end of Period	**5,096,667**	**$0.29**	**5,850,000**	**$0.28**

Exercise Price	Weighted Average Remaining Contractual Life (in years)	June 30,2006 Outstanding	June 30,2006 Exercisable
$0.22	2.00	969,460	969,460
$0.30	3.00	3,527,207	3,188,542
$0.35	3.45	400,000	200,000
$0.55	2.75	200,000	33,000
		5,096,667	

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda and the United States.

Segmented operations and identifiable assets are as follows:

	Six months Ended June 30, 2006	Six months Ended June30, 2005
INCOME (LOSS) INCOME FROM OPERATIONS		
Canada	$371,183	($507,227)
Papua New Guinea	-	-
Uganda	-	-
United States	31,272	(8,574)
	$402,455	**($515,801)**

	June 30, 2006	December 31, 2005
IDENTIFIABLE ASSETS		
Canada	$8,775,195	$5,789,868
Papua New Guinea	3,092,030	2,725,561
Uganda	259,234	141,045
United States	312,166	127,542
	$12,436,625	**$8,784,016**

NOTE 10 – COMMITMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $27,423 per annum, increasing to $28,989 per annum effective July 1,2006. Future minimum annual lease payments are as follow:

2006	$ 15,255
2007	28,989
2008	28,989
2009	14,495
	$ 87,728

NOTE 11 – SUBSEQUENT EVENTS

1. The Company acquired an interest in seven rare metal mines in Uganda, through Horn Rare Metals Ltd. a wholly-owned subsidiary. Horn Rare Metals Ltd. subsequently raised $ 500,000 US and issued treasury shares leaving the Company with a 51% ownership in Horn Rare Metals Ltd.

2. Issued 100,000 common shares to Rwenzori Copper and Nickel Mines Ltd. pursuant to the Option Agreement entered into in October 2005.

3. Amended the Option agreement with New Guinea Gold Corporation which extends the date for exploration expenditure of $1,260,000 to June 30, 2007

4. Issued 3,000,000 common shares upon the exercise of 3,000,000 share purchase warrants @$0.30 for cash proceeds of $900,000. Issued 20,000 common share upon the exercise of 20,000 shares purchase warrants @$0.35 for cash proceeds of $7,000.

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

(Unaudited, Prepared by Management)

September 30, 2006 and 2005

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited-prepared by management)

		September 30, 2006	December 31, 2005
	ASSETS		
CURRENT			
Cash and cash equivalents		$5,590,249	$1,661,967
Accounts receivable		468,375	442,430
Prepaid expenses		14,405	12,050
		6,073,029	$2,116,447
Oil & Gas properties	(Note – 3)	4,651,949	3,604,496
Mineral Properties	(Note - 4)	2,071,560	1,726,828
Property & Equipment		43,114	34,934
Investment	(Note – 5)	1,751,311	1,301,311
		$14,590,963	**$8,784,016**
	LIABILITIES		
CURRENT			
Accounts payable and accrued liabilities		$92,448	$ 233,496
Due to related parties		-	2,732
		92,448	236,228
ASSET RETIREMENT OBLIGATIONS		73,052	26,532
		165,500	262,760
NON-CONTROLLING INTEREST	(Note-2)	555,555	-
	SHAREHOLDERS' EQUITY		
Share capital	(Note - 7)	26,368,554	21,828,666
Contributed Surplus		1,077,084	979,333
Deficit		(13,575,730)	(14,286,743)
		13,869,908	8,521,256
		$14,590,063	**$8,784,016**

Approved on Behalf of the Board:

"Dal Brynelsen"
Director: Dal S. Brynelsen

"Mike Mackey"
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
(Unaudited-prepared by management)

	Three months Ended September 30, 2006	Nine Months Ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2005
REVENUE				
Petroleum revenue	$1,123,791	$3,430,798	$243,471	$457,204
Royalties	(306,622)	(1,019,961)	(45,611)	(102,483)
	$817,169	$2,410,837	197,860	354,721
Interest earned	44,614	82,577	5,677	21,118
	861,783	**2,493,414**	**$203,537**	**375,839**
EXPENSES				
Operating	87,392	245,868	24,541	78,805
General and Administrative	316,283	1,060,179	225,464	674,732
Stock-based Compensation	70,659	218,689	117,078	227,847
Depletion and Depreciation	78,890	257,665	13,192	36,994
	553,224	**1,782,401**	**380,275**	**1,068,378**
NET INCOME (LOSS) FOR THE PERIOD	**308,558**	**711,013**	**(176,738)**	**(692,539)**
DEFICIT, BEGINNING OF PERIOD	(13,884,288)	(14,286,743)	(13,696,440)	(13,180,639)
DEFICIT, END OF PERIOD	**($13,575,730)**	**($13,575,730)**	**($13,873,178)**	**($13,873,178)**
INCOME (LOSS) PER SHARE				
Basic and Diluted		$0.01		($0.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING				
Basic		68,100,048		39,232,000
Diluted		69,746,735		39,806,140

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited-prepared by management

CASH FLOWS PROVIDED BY (USED FOR)	Three months Ended September 30, 2006	Nine months Ended September 30, 2006	Three months Ended September 30, 2005	Nine months Ended September 30, 2005
OPERATING ACTIVITIES				
Net income (loss) for the period	$308,558	$711,013	($176,738)	($692,539)
Adjust for items not involving cash:				
Depletion & depreciation	78,890	257,665	13,192	36,994
Stock-based compensation	70,659	218,689	117,078	227,847
Equity Loss	0	0	4,206	4,206
	458,107	1,187,367	(42,262)	(373,492)
NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS				
Accounts receivable	217,611	(25,945)	(109,725)	(113,693)
Prepaid expenses	378	(2,355)	0	(7,054)
Accounts payable	46,007	(141,048)	36,687	5,377
Payable to joint interest partners	0	0	(31,307)	(66,655)
Due to related parties	0	(2,732)	4,211	(60,882)
	263,996	(172,080)	(100,134)	(242,907)
	722,103	1,015,287	(142,396)	((616,399)
INVESTING ACTIVITIES				
Oil & gas properties	(77,221)	(1,294,813)	(233,973)	(1506,826)
Mineral properties exploration	(216,998)	(344,732)	(18,593)	(154,344)
Purchase of Property & equipment	(6,287)	(18,485)	(636)	(26,940)
Investment	(100,000)	(450,000)	(0)	(358,476)
Non-controlling interest	540,000	540,000	0	0
	139,494	(1,568,030)	(253,204)	(2,048,586)
FINANCING ACTIVITIES				
Proceeds from issue of share capital	1,170,000	4,481,025	1,002500	3,736,974
INCREASE IN CASH AND EQUIVALENTS	2,031,597	3,928,282	606,900	1,071,989
Cash Equivalents, beginning of period	3,558,652	1,661,967	818,995	353,906
Cash Equivalents, end of period	$5,590,249	$5,590,249	$1,425,895	1,425,895
CASH AND CASH EQUIVALENTS				
Cash in Bank		$300,858		$630,601
Short Term Investments		5,289,391		1,031,366
		$5,590,249		**$1,661,967**
SUPPLEMENTARY CASH FLOW INFORMATION				
Income taxes paid		0		0
Interest paid		0		0

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation), 686614 BC Ltd. (a British Columbia corporation) and its partially owned subsidiary, Horn Rare Metals Ltd (a British Columbia corporation. All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at September 30, 2006 there was $ 5,289,391 in cash equivalents (2005 - $1,031,366).

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda and Papua New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $10,305 (2005 - $ 2,192) for the nine months ended September 30, 2006.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Impairment of long-lived assets
The Company follows the recommendations of CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Asset Retirement Obligation
The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 "*Asset Retirement Obligations*". This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Nine months Ended September 30, 2006	Nine months Ended September 30, 2005
Beginning asset retirement obligations	$ 26,532	$19,305
Liabilities incurred	42,200	-
Accretion	4,320	-
Total asset retirement obligations	$ 73,052	$ 19,305

Non-Controlling Interest
The non-controlling interest in Horn Rare Metal Ltd's assets and liabilities are reflected in terms of carrying values recorded in the accounting records of Horn Rare Metals Ltd.

Investments
The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Income/Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Income taxes
Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

NOTE 3- OIL & GAS PROPERTIES

	September 30, 2006	December 31 2005
UNITED STATES		
East Corning Property, California		
Carrying costs		
Less depletion and amortization	$725,242	$ 693,641
	(685,539)	(685,539)
Henry Dome Gas Property, Texas	39,703	8,102
Intangible drilling and completion costs	243,302	243,302
Total costs. United States	283,005	251,404
CANADA		
Killam North Oil Property, Alberta		
Intangible drilling and completion costs	2,407,146	1,283,784
Other costs	146,282	150,868
Unexpended advances	-	361,445
	2,553,428	1,796,097
Less depletion and amortization	(259,952)	(45,000)
	2,293,476	1,751,097
Gladius Deep Basin Gas Property, Alberta		
Prospect fee	50,000	50,000
Gladius Deep Basin Test Well	409,500	0
Gladius Deep Basin Land Lease	17,080	0
Chigwell Gas Property, Alberta		
Intangible drilling and completion costs	176,514	176,514
Sarcee Gas Property, Alberta		
Intangible drilling and completion costs	888,122	866,862
Strachan Field Gas Property, Alberta		
Intangible drilling and completion costs	444,575	403,342
Ferrier, Alberta		
Lease costs	89,677	89,677
Total costs, Canada	4,368,944	3,353,092
TOTAL	$ 4,651,949	$ 3,604,496

NOTE 3 - OIL & GAS PROPERTIES CONTINUED

United States

California, USA
The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA
The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

Alberta Canada
The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a participation agreement in June 2006, with Gladius Energy Inc. to participate in the drilling, completing and equipping of a test well in the Deep Basin of the Alberta Foothills. The company earned a 12% working interest in the test well at a cost of $ 409,500.

The Company entered into an agreement dated 21 September 2006 to participate in the acquisition of an Alberta P& NG lease. The Company paid $17,080 for a 15.75% interest in the lease.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

NOTE 4 – MINERAL PROPERTIES

	September 30, 2006						December 31, 2005					
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total
ACQUISITION COSTS												
Balance, beginning of period	$54,650	$1	$9,028	$252000	$74,343	$390,022	$54650	$1	$9,028	$176,000	$-	$236,679
Incurred, during period	-	-	-	-	108,555	108,555	-	-	-	76,000	$74,343	150,343
Balance, end of period	$54,650	$1	$9,028	$252,000	$182,898	$498,577	$54,650	$1	$9,028	$252,000	$74,343	$390,022
EXPLORATION EXPENDITURES												
Aircraft charters	-	-	-	3,484	-	3,484	-	-	-	431	-	431
Assays	-	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-	-	-	-	-
Equipment rental	-	-	-	-	-	-	-	-	-	-	-	-
Field costs	-	-	-	1,716	-	1,716	-	-	-	430	-	430
Field wages	-	-	-	15,508	-	15,508	-	-	-	7485	37,583	45,068
Food, travel & lodging	-	-	-	7,876	36,784	44,660	-	-	-	-	-	-
Geological consulting	-	-	3,945	18,303	30,338	52,586	-	-	-	-	21,820	21,820
Geophysics	-	-	-	-	-	-	-	-	-	1,170	-	1,170
Professional fees	-	-	-	-	45,000	45,000	639	-	-	-	2,942	3,581
Operators fees	-	-	-	5,663	-	5,663	-	-	-	1,517	-	1,517
Staking & other costs	-	1,138	-	845	-	1,983	2,404	2,716	3,776	1,744	4,357	14,997
Tenement & other costs	-	-	-	2,987	62,590	65,577	-	-	-	3,107	-	3,107
	-	1,138	3,945	56,382	174,712	236,177	3,043	2,716	3,776	15,884	66,702	92,121
Balance, beginning of period	70,945	15,440	11,469	1,172,250	66,702	1,336,806	67,902	12,724	7,693	1,156,366	-	1,244,685
Balance, end of period	**70,945**	**16,578**	**15,414**	**1,228,632**	**241,414**	**1,572,983**	**70,945**	**15,440**	**11,469**	**1,172,250**	66,702	**1,336,806**
TOTAL	**$125,595**	**$16,579**	**$24,442**	**$1,480,632**	**$424,312**	**$2,071,560**	**$125,595**	**$15,441**	**$20,497**	**$1,424,250**	**$141,045**	**$1,726,828**

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1**: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2**: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.
>
> **Stage 4:** Pursuant to an amendment to the agreement dated August 11,2006 the Company will expend an additional $1,260,000 on exploration prior to June 30, 2007, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in seven copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of $20,000 US per year for three years, has issued 250,000 common shares, with a further 200,000 common shares to be issued in 2006 and 2007

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

By agreement dated June 20 2006, the Company acquired a 90% interest in seven beryllium mines in Uganda. The acquisition was facilitated through the Company's 51% owned subsidiary, Horn Rare Metals Ltd. Pursuant to the terms of the agreement the Company paid $ 50,000 US for the licences.

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

Carrying Value of Kanon Investment	September 30, 2006	December 31, 2005
Cash	$70,000	$70,000
1,600,000 Common Shares Issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon Operating Loss	(19,791)	(19,791)
	386,209	386,209
Cash Advances	1,365,102	915,102
	$1,751,311	**$1,301,311**

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	September 30, 2006	December 31, 2005
Bismark Project	$94,669	$87,133
Mr. Allemata Project	279,482	273,881
Fergusson Project	44,918	32,321
Mr. Nakru	189,939	177,835
Yup River Project	63,164	54,574
Mt. Penck Project	575,460	329,477
	$1,247,632	**$955,221**

NOTE – 6 RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2006, the Company incurred the following amounts to directors: management and consulting fees of $190,195 (2005- $122,000), director's fees $28,000 (2005 nil), reimbursement of general and administrative expense of $12,513, (2005- $10,843). At September 30, 2006, $ nil (2005- $4,211) was owing to directors. These transactions are in the normal course of business.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance December 31, 2004	**28,682,721**	**$15,440,550**
Issued during the year		
By private placement, net of issue cost	25,792,099	5,861,740
By exercise of share purchase warrants	1,600,417	403,896
By exercise of stock options	30,000	15,480
For acquisition of property	350,000	127,000
Share subscriptions receivable	—	(20,000)
Balance December 31, 2005	**56,455,237**	**$21,828,666**
Issued during the six month period		
By exercise of share purchase warrants	15,384,571	4,247,450
By exercise of stock options	659,998	239,438
For acquisition of property	100,000	53,000
Balance September 30, 2006	**72,599,806**	**$26,368,554**

Share Purchase Warrants

A summary of the changes in the Company's stock purchase warrants is presented below:

	Nine months ended September 30, 2006		Year ended December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	**24,229,599**	**$0.30**	**1,077,169**	**$ 0.57**
Issued	-	-	25,792,099	0.30
Exercised	15,384,571	$0.27	(1,600,417)	0.25
Expired	-	-	(1,039,252)	0.58
Balance, end of period	**8,845,028**	**$0.35**	**24,229,599**	**$ 0.30**

As at September 30, 2006 the following share purchase warrants are outstanding:

Number	Price	Expiry
100,000	$0.30	October 2006
8,745,028	$0.35	November 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 10,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.2%; expected volatility 97% and expected life of 3 years. During the nine months ended September 30, 2006 the Company recognized stock based compensation of $218,689 (2005- $227,847) during the period ended September 30, 2006 $120,938 (2005 - $nil) was credited to share capital in respect of stock options exercised.

A summary of changes in the Company's stock options is presented below:

	September 30, 2006		December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of Period	**5,850,000**	**$0.28**	**4,450,000**	**$0.26**
Granted	200,000	$0.55	1,950,000	$0.32
Exercised	(659,998)	$0.17	(30,000)	$0.30
Forfeited/ Cancelled	(293,335)	$0.33	(520,000)	$0.30
Balance, end of Period	**5,096,667**	**$0.29**	**5,850,000**	**$0.28**

Exercise Price	Weighted Average Remaining Contractual Life (in years)	September 30,2006 Outstanding	Exercisable
$0.22	1.75	969.460	969,460
$0.30	3.75	3,527,207	3,527,207
$0.35	3.20	400,000	266,666
$0.55	2.50	200,000	66,000
		5,096,667	4,829,333

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda and the United States.

Segmented operations and identifiable assets are as follows:

	Nine months Ended September 30, 2006	Nine months Ended September 30, 2005
INCOME (LOSS) INCOME FROM OPERATIONS		
Canada	$674,638	($735,780)
Papua New Guinea	-	(4,206)
Uganda	-	-
United States	36,375	47,447
	$711,013	**($692,539)**

	September 30, 2006	December 31, 2005
IDENTIFIABLE ASSETS		
Canada	$10,651,703	$5,789,868
Papua New Guinea	3,231,943	2,725,561
Uganda	424,312	141,045
United States	283,005	127,542
	$14,590,963	**$8,784,016**

NOTE 10 – COMMITMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $27,423 per annum, increasing to $28,989 per annum effective July 1,2006. Future minimum annual lease payments are as follow:

2006	$ 6,559
2007	28,989
2008	28,989
2009	14,495
	$ 79,032

NOTE 11 – SUBSEQUENT EVENTS

1- Issued 100,000 common shares upon the exercise of 100,000 share purchase warrants @$0.30 for cash proceeds of $30,000. Issued 3,529,654 common shares upon the exercise of 3,529,654 share purchase warrants for cash proceeds of $1,235,379.

2- The Company through its 51% owned subsidiary, Horn Rare Metals Ltd. entered into an option to purchase the exploration mineral rights to two properties in Brazil for the purpose of beryl exploration. $20,000 US was paid for the option with further $173,839 US payable subject to a 130 day due diligence process.

END